Exhibit 99.1

GE Capital Aviation Services

(A carve-out business of General Electric Company)

Audited Combined Carve-out Financial Statements

As of December 31, 2020 and 2019

And for the years ended December 31, 2020, 2019 and 2018

(With Report of Independent Auditor Thereon)

Independent Auditors’ Report

To GE Capital Global Holdings, LLC Board of Managers:

We have audited the accompanying combined financial statements of GE Capital Aviation Services (the “Company”) (a carve-out business of General Electric Company), which comprise the combined statements of financial position as of December 31, 2020 and 2019, and the related combined statements of earnings, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of GE Capital Aviation Services as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

New York, New York

June 17, 2021

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	2

FINANCIAL STATEMENTS

COMBINED STATEMENTS OF EARNINGS

For the years ended December 31 (In thousands)	2020	2019	2018
Revenues
Operating lease revenue, net (Note 16, Note 21)	$3,251,769	$3,623,210	$3,776,056
Finance lease and interest revenue, net	198,962	258,232	232,063
Gain on disposal of equipment leased to others, net	193,380	358,722	312,132
Operating lease revenue from GE (Note 4)	179,717	161,648	173,666
Other revenue	26,652	51,539	116,684

Total revenues	$3,850,480	$4,453,351	$4,610,601

Costs and expenses
Depreciation on equipment leased to others (Note 22)	$1,938,005	$1,927,932	$1,958,714
Impairments on equipment leased to others (Note 7)	568,529	75,349	41,729
Impairment on goodwill	155,771	—	—
Interest expense, net (Note 12)	903,285	941,276	860,227
Operating lease expense	141,648	213,661	152,060
Provision for financing receivables	38,985	7,478	(1,928)
Selling, general and administrative expense	179,584	270,908	274,021
Other expense	108,252	140,700	94,624

Total costs and expenses	$4,034,060	$3,577,304	$3,379,447

Earnings from continuing operations before income taxes and share of earnings from associated companies	$(183,579)	$876,047	$1,231,154
Provision for income taxes (Note 17)	(60,548)	(148,416)	(176,202)
Share of earnings from associated companies, net of taxes (Note 10)	38,411	158,275	124,979

Net (loss) earnings from continuing operations	$(205,716)	$885,906	$1,179,932
Earnings from discontinued operations, net of taxes (Note 3)	43,190	142,596	72,216

Net (loss) earnings	$(162,526)	$1,028,503	$1,252,148

Amounts may not add due to rounding.

See Notes to the Combined Carve-out Financial Statements.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	3

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 (In thousands)	2020	2019	2018
Net (loss) earnings	$(162,526)	$1,028,503	$1,252,148

Other comprehensive income (loss)
Foreign currency translation adjustments, net of tax	$11,370	$(763)	$4,800
Benefit plans, net of tax	7,608	9,204	(4,816)
Net change in fair value of derivatives, net of tax	(6,184)	1,606	1,462

Other comprehensive income (loss), net of taxes	$12,794	$10,047	$1,446

Comprehensive income (loss), net of taxes	$(149,732)	$1,038,550	$1,253,594

Amounts may not add due to rounding.

See Notes to the Combined Carve-out Financial Statements.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	4

COMBINED STATEMENTS OF CHANGES IN EQUITY

(In thousands)	Net parent investment	Accumulated other comprehensive income (loss)	Total equity
Balances as of January 1, 2018	$35,723,129	$(100,311)	$35,622,818
Net earnings	1,252,148	—	1,252,148
Foreign currency translation adjustments	—	4,800	4,800
Benefit plans	—	(4,816)	(4,816)
Net change in fair value of derivatives	—	1,462	1,462
Net transfers to Parent	714,274	—	714,274

Balances as of December 31, 2018	$37,689,551	$(98,865)	$37,590,686

Impact from adoption of ASC 842 Leases, net of tax	66,410	—	66,410

Balances as of January 1, 2019	$37,755,961	$(98,865)	$37,657,096
Net earnings	1,028,503	—	1,028,503
Foreign currency translation adjustments	—	(763)	(763)
Benefit plans	—	9,204	9,204
Net change in fair value of derivatives	—	1,606	1,606
Net transfers from Parent	(4,966,217)	—	(4,966,217)

Balances as of December 31, 2019	$33,818,247	$(88,818)	$33,729,429

Impact from adoption of ASC 326, Financial Instruments - Credit Losses	(4,397)	—	(4,397)

Balances as of January 1, 2020	$33,813,850	$(88,818)	$33,725,032
Net loss	(162,526)	—	(162,526)
Foreign currency translation adjustments	—	11,370	11,370
Benefit plans	—	7,608	7,608
Net change in fair value of derivatives	—	(6,184)	(6,184)
Net transfers to Parent	(142,784)	—	(142,784)

Balances as of December 31, 2020	$33,508,540	$(76,024)	$33,432,516

Amounts may not add due to rounding.

See Notes to the Combined Carve-out Financial Statements.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	5

COMBINED STATEMENTS OF FINANCIAL POSITION

As of December 31 (In thousands)	2020	2019
Assets
Cash and cash equivalents	$96,156	$91,111
Restricted cash	3,220	2,494
Financing receivables, net of allowance for credit losses (Note 5)	2,709,807	2,887,833
Operating lease receivables, net	1,088,155	703,118
Equipment leased to others, net (Note 7)	29,194,772	29,405,789
Assets held for sale (Note 7)	374,233	1,709,407
Pre-delivery payments on flight equipment (Note 20)	2,871,144	2,934,259
Goodwill and intangible assets, net (Note 9)	103,573	305,712
Associated companies (Note 10)	624,008	592,331
Other assets and receivables, net (Note 6)	1,055,365	925,325
Operating lease right-of-use assets (Note 8)	130,125	151,107
Assets of discontinued operations (Note 3)	—	134,003

Total assets	$38,250,559	$39,842,488

Liabilities and equity
Short-term borrowings, net of debt issuance costs (Note 11)	$65,366	$119,265
Deferred income	187,692	223,141
Current portion of operating lease liabilities	12,580	6,027
Sales deposits	28,307	681,887
Security deposits	249,433	330,862
Maintenance reserves	1,375,096	1,570,006
Long-term borrowings, net of debt issuance costs (Note 11)	99,240	164,873
Long-term operating lease liabilities, less current portion (Note 8)	121,697	117,684
Deferred income taxes (Note 17)	2,356,443	2,455,487
Other liabilities (Note 13)	322,189	375,190
Liabilities of discontinued operations (Note 3)	—	68,637

Total liabilities	$4,818,043	$6,113,059

Commitments and contingencies (Note 20)
Net parent investment	$33,508,540	$33,818,247
Accumulated other comprehensive loss	(76,024)	(88,818)

Total equity	$33,432,516	$33,729,429

Total liabilities and equity	$38,250,559	$39,842,488

Amounts may not add due to rounding.

See Notes to the Combined Carve-out Financial Statements.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	6

COMBINED STATEMENTS OF CASH FLOWS

For the years ended December 31 (In thousands)	2020	2019	2018
Cash flows – operating activities
Net (loss) earnings from continuing operations	$(205,716)	$885,906	$1,179,931

Earnings from discontinued operations	43,190	142,596	72,216

Adjustments to reconcile net (loss) earnings to cash provided by operating activities:
Depreciation on equipment leased to others, net	$1,938,005	$1,927,932	$1,958,714
Impairments on equipment leased to others, net	568,529	75,349	41,729
Impairment on goodwill	155,771	—	—
(Gains) losses on equity securities	19,984	—	—
Earnings from associated companies	(58,396)	(158,275)	(124,979)
Current and deferred taxes	(103,071)	(180,902)	(233,563)
Accretion and amortization of intangible assets, net	46,368	46,218	36,282
Stock-based compensation	—	4,254	3,717
Collections on financing receivables held for sale	376,456	419,892	—
Gain on disposal of equipment leased to others, net	(184,022)	(395,482)	(310,741)
Provision for losses of financing receivables	38,985	7,478	(1,928)
Distributions from associated companies	18,650	323,396	32,500
All other operating activities	(97,109)	(57,196)	(45,381)
Changes in operating assets and liabilities:
Other assets	(421,147)	(290,109)	(234,470)
Maintenance reserves	(324,658)	(349,199)	(218,501)
Other liabilities	(93,804)	(155,073)	(72,538)

Cash from (used for) operating activities – continuing operations	$1,674,826	$2,104,190	$2,010,772
Cash from (used for) operating activities – discontinued operations	(70,508)	(408,962)	63,214

Cash provided by (used for) operating activities	$1,604,318	$1,695,228	$2,073,986

Cash flows – investing activities
Acquisition and improvement of equipment leased to others, net	$(1,763,266)	$(3,912,582)	$(4,522,979)
Proceeds from sales of equipment	1,447,829	3,324,462	3,489,546
Proceeds from sales of financing receivables	54,168	155,424	—
Investment in financing receivables	(277,984)	(167,636)	(65,487)
Collections on financing receivables	144,590	57,979	485,163
Investment in associated companies	2,463	(1,235)	1,358
All other investing activities	(1,103,808)	(386,060)	(1,716,065)

Cash from (used for) investing activities – continuing operations	$(1,496,008)	$(929,648)	$(2,328,464)
Cash from (used for) investing activities – discontinued operations	92,723	4,281,822	(331,161)

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	7

Cash provided by (used for) investing activities	$(1,403,285)	$3,352,174	$(2,659,625)

Cash flows—financing activities
Payments on borrowings and debt issuance costs	$(124,172)	$(134,103)	$(212,659)
Payments on third-party non-recourse borrowings	(119,785)	(125,722)	(125,303)
Security deposits and maintenance reserve receipts	414,299	629,844	660,002
Security deposits and maintenance reserve disbursements	(278,475)	(391,679)	(349,590)
Net transfers (to) from Parent	(64,913)	(1,200,967)	323,130

Cash from (used for) financing activities – continuing operations	$(173,047)	$(1,222,627)	$295,580
Cash from (used for) financing activities – discontinued operations	(67,584)	(3,837,007)	270,547

Cash provided by (used for) financing activities	$(240,631)	$(5,059,634)	$566,127

Net increase (decrease) in cash and cash equivalents and restricted cash	$(39,598)	$(12,232)	$(19,512)
Cash and cash equivalents, beginning of year	$136,480	$147,780	$167,292
Restricted cash, beginning of year	$2,494	$3,426	$3,426
Restricted cash, end of year	$3,220	$2,494	$3,426
Cash and cash equivalents, end of year	$96,156	$136,480	$147,780
Less cash, cash equivalents and restricted cash of discontinued operations at end of year	$—	$45,369	$9,514

Cash, cash equivalents and restricted cash of continuing operations at end of year	$96,156	$93,605	$141,692

For the years ended December 31 (In thousands)	2020	2019	2018
Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	$32,763	$207,800	$56,411

Supplemental disclosure of non-cash investing and financing activities
Equipment leased to others, net reclassified to Investment in finance leases, net of allowance for credit losses	$(76,363)	$19,648	$34,760
Equipment leased to others, net reclassified to Inventory (included in Other assets and receivables, net)	$11,552	$18,051	$5,233
Financing receivables, net of allowance for credit losses reclassified to Equipment leased to others, net	$—	$—	$88,498
Maintenance reserves settled with buyers upon sale or disposal of assets	$55,773	$61,689	$90,886

Amounts may not add due to rounding.

See Notes to the Combined Carve-out Financial Statements.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	8

NOTES TO COMBINED CARVE-OUT FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

DESCRIPTION OF THE BUSINESS

GE Capital Aviation Services (the “Business”, “GECAS”, “Company”, “our” or “we”) is a carve-out business of General Electric Company (“GE” or “Parent”). The accompanying Combined Carve-out Financial Statements present, on a historical cost basis, the combined assets, liabilities, revenues and expenses related to GECAS, a business of GE. Historically, GECAS operated within the GE Capital segment as a business of the Parent, and GECAS’ results of operations have been reported in the Parent’s Consolidated Financial Statements.

GECAS is a world-leading aviation lessor and financier with over 50 years of experience. GECAS provides a wide range of assets including narrow- and wide-body aircraft, regional jets, turboprops, freighters, engines, helicopters and parts. GECAS offers a broad array of financing products and services on these assets including operating leases, sale-leasebacks, asset trading and servicing and aircraft parts management. GECAS serves approximately 205 customers in over 73 countries from a network of 15 offices around the world.

The Business comprises three reportable segments, which include Aircraft, Engines, and Helicopters. During 2019, the Lending business was substantially sold and its activities have been classified as a discontinued operation. See Note 22 – Segment Information and Note 3 – Discontinued Operations for further details.

BASIS OF PRESENTATION

These Combined Carve-out Financial Statements are prepared on a stand-alone basis derived from the Consolidated Financial Statements and accounting records of GE. These Combined Carve-out Financial Statements as of December 31, 2020 and 2019 and for each of the years ended December 31, 2020, 2019 and 2018 are presented as Carve-out Financial Statements and reflect the combined statements of earnings, comprehensive income, changes in equity, financial position and cash flows of the Business, in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). We have reclassified certain prior year amounts to conform to the current year’s presentation.

Significant intercompany accounts and transactions within GECAS have been eliminated in the Combined Carve-out Financial Statements, while transactions with the Parent or other GE entities are disclosed as related party transactions. The net effect of the deemed settled related party transactions is reflected in the Combined Statements of Cash Flows as Net transfers (to) from Parent within Cash provided by (used for) financing activities and in the Combined Statements of Financial Position as Net parent investment.

The Combined Statements of Financial Position reflect, among other things, all of the assets that are specifically identifiable as being directly attributable to the Company, including Net parent investment as a component of equity. Net parent investment represents GE’s historical investment in the Company and includes accumulated net earnings attributable to GE, the net effect of transactions with GE and GE entities and cost allocations from GE that were not historically allocated to the Company.

The Combined Statements of Earnings include expense allocations for services and certain support functions (“GE Corporate Overhead”) that are provided on a centralized basis within GE such as legal, human resources, corporate audit, treasury and various other GE corporate functions that are routinely allocated to the Company and reflected in the Combined Statements of Earnings in Selling, general and administrative expenses.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	9

Where allocations of amounts were necessary, the Company believes the allocation of these amounts were determined on a reasonable basis related to the nature of the item (e.g., external revenue, operating expenses or headcount), reflecting all of the costs of the Company and consistently applied in the periods presented. These allocated amounts, however, are not necessarily indicative of the actual amounts that might have been incurred or realized had the Company operated as a separate stand-alone entity during the periods presented. Consequently, these Combined Carve-out Financial Statements do not necessarily represent the results the Company would have achieved if the Company had operated as a separate stand-alone entity from GE during the periods presented.

As more fully described in Note 17 – Income Taxes, current and deferred income taxes and related tax expenses have been determined based on the stand-alone results of the Company by applying Accounting Standards Codification (“ASC”) 740, Income Taxes (“ASC 740”), issued by the Financial Accounting Standards Board (“FASB”). While the Company is included in the consolidated U.S. federal income tax return and certain state and foreign income tax returns of GE, the income tax provision in the Combined Statements of Earnings has been calculated as if the Company filed a separate tax return.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PREPARATION OF COMBINED CARVE-OUT FINANCIAL STATEMENTS

The accounting and financial reporting policies of GECAS conform to U.S. GAAP, and the preparation of the Combined Carve-out Financial Statements is in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates and assumptions. In particular, a number of estimates have been and will continue to be affected by the ongoing Coronavirus Disease 2019 (COVID-19) pandemic. The severity, magnitude and duration, as well as the economic consequences of the COVID-19 pandemic, are uncertain, rapidly changing and difficult to predict. As a result, our accounting estimates and assumptions may change over time in response to COVID-19. We believe that the estimates, assumptions and judgments involved in flight equipment residual value, equipment impairment, allowance for credit losses, fair value measurement, actuarial assumptions used to determine costs on employee benefit plans, goodwill and accounting for income taxes have the greatest potential impact on our Combined Carve-out Financial Statements.

The functional currency for domestic and substantially all foreign operations is the U.S. dollar. Foreign currency transaction gains and losses are not significant to the Company’s operations.

Unless otherwise indicated, information in these notes to Combined Carve-out Financial Statements relates to continuing operations. Certain of our operations have been presented as discontinued. We present businesses that represent components as discontinued operations when the components meet the criteria for held for sale, are sold, or spun-off and their disposal represents a strategic shift that has, or will have, a major effect on our operations and financial results.

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Highly liquid investments with original maturities of three months or less are included in Cash and cash equivalents. GE uses a centralized approach to cash management and the financing of its operations. Cash held in commingled accounts with our Parent, or its affiliates, is presented within Net parent investment in the Combined Statements of Financial Position. The cash presented in the Combined Statements of Financial Position represents cash not subject to the GE centralized cash management process.

As of December 31, 2020 and 2019, $3,220 thousand and $2,494 thousand represented Restricted cash, respectively which was held in bank accounts and cannot be released, transferred or otherwise converted into a currency that is regularly transacted internationally, and was primarily related to our Export Credit Agencies (“ECA”) financings, our Export-Import Bank of the United States (“EX-IM”) financings and other borrowings. See Note 11 – Borrowings.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	10

FINANCING RECEIVABLES

Time sales and loans are classified as held for investment (“HFI”) when the Company has the intent and ability to hold for the foreseeable future or until maturity. Loans classified as HFI are recorded at amortized cost. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the contractual lives of the related loans. If the Company no longer has the intent and ability to hold the loans for the foreseeable future, then the loans are transferred to assets held for sale (“HFS”) at the lower of carrying value or estimated fair value less costs to sell. Once classified as HFS, the amount by which the carrying value exceeds fair value is recorded as a valuation allowance and is reflected as a reduction to loans and interest revenue, net in the Combined Statements of Earnings.

Finance leases include direct financing leases, sales-type leases and leveraged leases. Direct financing leases are recorded at the aggregate of future minimum lease payments plus estimated residual values of the flight equipment at the lease end date less unearned finance income. Unearned income is amortized to interest income using the effective interest method and recognized in Finance leases and interest revenue, net in the Combined Statements of Earnings. Sales-type leases are finance leases that give rise to manufacturer’s or dealer’s profit or loss to the lessor. GECAS recognizes the difference between the fair value and the carrying value of the asset as a profit or loss in the period the sales-type lease is executed. Finance leases that are mainly financed at commencement with non-recourse borrowings and that meet certain criteria are accounted for as leveraged leases. Leveraged leases are recorded at the aggregate of rentals receivable, net of that portion of the rental applicable to principal and interest on the non-recourse debt, plus estimated residual value of the leased asset less unearned income. Unearned income is recognized as lease interest income at a level rate of return on the leveraged lease net investment. See Note 5 – Financing Receivables.

NON-ACCRUAL AND DELINQUENCY

Non-accrual financing receivables are those on which we have stopped accruing interest. We stop accruing interest at the earlier of the time at which collection of an account becomes doubtful or the account becomes 90 days past due. Although we stop accruing interest in advance of payments, we recognize interest income as cash is collected when appropriate, provided the amount does not exceed that which would have been earned at the historical effective interest rate. Recently restructured financing receivables are not considered delinquent when payments are brought current according to the restructured terms but may remain classified as non-accrual until there has been a period of satisfactory payment performance by the borrower and future payments are reasonably assured of collection.

Financing receivables are considered delinquent for financial reporting purposes if default of contractual principal or interest exists for a period of 30 days or more. See Note 5 – Financing Receivables.

ALLOWANCE FOR CREDIT LOSSES

When we record customer receivables, contract assets and financing receivables arising from revenue transactions, financial guarantees and certain commitments, we record an allowance for credit losses for the current expected credit losses (CECL) inherent in the asset over its expected life. The allowance for credit losses is a valuation account deducted from the amortized cost basis of the assets to present their net carrying value at the amount expected to be collected. Each period the allowance for credit losses is adjusted through earnings to reflect expected credit losses over the remaining lives of the assets. We evaluate debt securities with unrealized losses to determine whether any of the losses arise from concerns about the issuer’s credit or the underlying collateral and record an allowance for credit losses, if required.

We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. When measuring expected credit losses, we pool assets with similar country risk and credit risk characteristics. Changes in the relevant information may significantly affect the estimates of expected credit losses. See Note 5 – Financing Receivables.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	11

For 2019 and 2018, before the adoption of CECL in 2020, losses on financing receivables are recognized when they are incurred, which requires the Company to make our best estimate of probable losses inherent in the portfolio. The method for calculating the best estimate of losses depends on the size, type and risk characteristics of the related financing receivable. Such an estimate requires consideration of historical loss experience, adjusted for current conditions, and judgments about the probable effects of relevant observable data, including present economic conditions such as delinquency rates, financial health of specific customers and market sectors, collateral values and the present and expected future levels of interest rates. The underlying assumptions, estimates and assessments we use to reserve for losses are updated periodically to reflect our view of current conditions. Changes in such estimates can significantly affect the allowance and provision for losses. It is possible that we will experience credit losses that are different from our current estimates.

EQUIPMENT LEASED TO OTHERS

Equipment leased to others is carried at cost less accumulated depreciation and impairment charges. Equipment leased to others is depreciated to its estimated residual value using the straight-line method over the estimated useful life of the asset, generally up to 20 years for fixed wing aircraft and engines and 15 years for helicopters from the date of purchase. Estimated residual value is based on management’s assessment of value and expectations of future demand for each equipment type and third-party appraiser values at the end of its useful life. The costs of improvements to equipment are capitalized if the improvement increases the long-term value of the equipment or extends the useful life of the equipment. We depreciate capitalized costs over the estimated useful life of the equipment.

Lease acquisition costs, including lessee-specific equipment modifications and other direct costs in connection with the lease transactions, are depreciated over the lease term.

We review estimated useful lives and residual values of equipment periodically based on our knowledge of external factors, including market conditions, to determine if they are appropriate and record adjustments to depreciation prospectively on an equipment by equipment basis as necessary. Changes in the assumptions for useful lives or residual values for equipment could have a significant impact on the Company’s results of operations and financial condition.

A review for impairment of equipment leased to others is performed at least annually or when events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If it has been determined that the carrying amount is not recoverable, the next step is to determine if the carrying amount exceeds fair value. Impairment of assets is determined by comparing the carrying amount to future undiscounted net cash flows expected to be generated over the remaining useful life of the asset. If an asset is impaired, the impairment is the amount by which the carrying amount exceeds the estimated fair value of the asset. The fair value of the asset becomes the new cost basis of the equipment and is depreciated over its remaining useful life. Fair value is based upon discounted cash flow analysis and available market data. Current lease rentals, as well as relevant and available market information (including third-party sales for similar equipment and published appraisal data), are both considered in determining undiscounted future cash flows when testing for the existence of impairment and in determining estimated fair value when measuring impairment.

CAPITALIZED INTEREST ON PRE-DELIVERY PAYMENTS

The Company makes scheduled pre-delivery progress payments with respect to equipment on forward orders with aircraft manufacturers. Interest on the pre-delivery payments is capitalized up to the date of delivery. The capitalized interest is included in Pre-delivery payments on flight equipment, within the Combined Statements of Financial Position, in periods prior to equipment purchase. The capitalized interest was $102,844 thousand and $80,827 thousand as of December 31, 2020 and 2019, respectively. The pre-delivery payments on flight equipment balance and related capitalized interest are included in the equipment cost of the aircraft upon aircraft delivery.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	12

ASSETS HELD FOR SALE

Assets held for sale classification includes equipment leased to others and financing receivables that meet accounting requirements to be presented as held for sale and are recorded as single asset amounts in our financial statements with a valuation allowance, if necessary, to recognize the net carrying amount at the lower of carrying value or fair value, less cost to sell.

The determination of fair value for HFS assets involves significant judgments and assumptions. Development of estimates of fair values in these circumstances is complex and is dependent upon, among other factors, the nature of the potential sales transaction (for example, asset sale versus sale of legal entity), composition of assets in the disposal group and the comparability of the disposal group to market transactions and negotiations with third-party purchasers. Such factors bear directly on the range of potential fair values and the selection of the best estimates. Key assumptions are developed based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction.

EQUIPMENT LEASED TO OTHERS HELD FOR SALE

Equipment leased to others is assessed for recoverability in accordance with ASC 360, Property, Plant, and Equipment (“ASC 360”), annually or whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Generally, an aircraft is classified as held for sale when the sale is probable, the aircraft is available for sale in its present condition and the aircraft is expected to be sold within one year.

Equipment classified as held for sale is recognized at the lower of the carrying amount or estimated fair value less estimated cost to sell and is recorded in Assets held for sale in the Combined Statements of Financial Position. Depreciation is no longer recognized on these assets and any further adjustments to the carrying value are recorded in Impairments on equipment leased to others in the Combined Statements of Earnings. See Note 7 – Equipment Leased to Others.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. Goodwill is assigned to specific reporting units, and the Company tests goodwill for impairment at the reporting unit level at least annually or more frequently when facts or circumstances indicate an impairment may have occurred. A reporting unit is an operating segment, or one level below that operating segment (the component level), if discrete financial information is prepared and regularly reviewed by segment management. The Company also tests goodwill for impairment when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

We perform our goodwill impairment testing in the fourth quarter. We determine fair value for each of the reporting units using the market approach, when available and appropriate, or the income approach, or a combination of both. We assess the valuation methodology based upon the relevance and availability of the data at the time we perform the valuation. If multiple valuation methodologies are used, the results are weighted appropriately.

When performing the annual impairment test we have the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If the Company chooses to perform a qualitative assessment and concludes it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a further quantitative fair value test is performed. The Company recognizes an impairment charge if the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill based on the results of our quantitative tests. See Note 9 – Goodwill and Intangible Assets.

INTANGIBLE ASSETS

All intangible assets of the Business other than goodwill are subject to amortization. The costs of intangible assets are amortized on a straight-line basis over their estimated useful lives. Order book assets, included in Other assets and receivables in the Combined Statements of Financial Position, are amortized based on the life of the associated flight equipment.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	13

Lease premium assets relate to the above market operating lease contracts recorded in acquisitions of equipment with in-place leases, net of amortization. Lease discounts relate to below market operating lease contracts. Lease premium assets and discounts are amortized on a straight-line basis, which results in a lower (higher) operating lease revenue, respectively, over the remaining term of the lease agreements. Management evaluates intangible assets for impairment when events and circumstances indicate that the carrying amounts of those assets may not be recoverable.

In connection with the acquisition of equipment with in-place leases, the Company evaluates whether a maintenance right asset should be recorded separately from the acquired equipment. A maintenance right intangible asset represents the fair value of our contractual right under a lease to receive an aircraft in an improved maintenance condition as compared to the maintenance condition on the acquisition date. These maintenance intangible assets are amortized either over the expected useful life of the asset or the lease term. See Note 9 – Goodwill and Intangible Assets.

ASSOCIATED COMPANIES

Investments in which GECAS does not have a controlling financial interest, but over which we have significant influence, use the equity method of accounting. Under the equity method of accounting, the Company’s share of earnings or (losses) from investments is included in the Combined Statements of Earnings. The carrying amount of the equity method investment is reflected in Associated companies in the Combined Statements of Financial Position. See Note 10 – Associated Companies.

EQUITY INVESTMENTS

Equity securities without readily determinable fair values are carried at cost or the equity method of accounting. GECAS is electing, per the guidance in ASC 321, Investments—Equity Securities (“ASC 321”), to record equity investments that do not have readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. See Note 6 – Other Assets and Receivables.

SALES DEPOSITS

In most sales contracts, the buyer has the obligation to provide a sales deposit in cash. Amounts held in respect of sales deposits are recorded as Sales deposits in the Combined Statements of Financial Position. Sales deposits are offset against the purchase price upon sale of the asset.

SECURITY DEPOSITS

In most lease contracts the lessee has the obligation to provide a security deposit, either by a deposit of cash or by providing an unconditional and irrevocable letter of credit. The deposits are non-refundable during the term of the lease and are held by the Company as security for the timely and faithful performance by the lessee of all of its obligations under the lease. Amounts held in respect of security deposits are recorded as Security deposits in the Combined Statements of Financial Position. Security deposits are returned to the lessee at lease termination or are recognized as income if the lessee fails to perform under its lease.

BORROWINGS

Borrowings are carried at the principal amount borrowed, including unamortized discounts less debt issuance costs. The costs we incur for issuing debt are capitalized as an adjustment to the carrying amount of the related debt and amortized as an increase to Interest expense, net over the life of the debt using the effective interest method. See Note 11 – Borrowings.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	14

OPERATING LEASE RIGHT-OF-USE ASSET AND LIABILITIES

The Company adopted ASC 842, Leases (“ASC 842” or “Topic 842”) utilizing the modified retrospective adoption method with an effective date of January 1, 2019 and elected the package of transition practical expedients for expired or existing contracts, which does not require reassessment of: (1) whether any of the Company’s contracts are or contain leases, (2) lease classification, and (3) initial direct costs. This standard requires all lessees to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, for all leases with a term greater than 12 months. At lease commencement, we record a lease liability and corresponding right-of-use asset. Lease liabilities represent the present value of our future lease payments over the expected lease term which includes options to extend or terminate the lease when it is reasonably certain those options will be exercised. We have elected to include lease and non-lease components in determining our lease liability for all leased assets except our vehicle leases. Non-lease components are generally services that the lessor performs for the Company associated with the leased asset. For those leases with payments based on an index, the lease liability is determined using the index at lease commencement. Lease payments based on increases in the index subsequent to lease commencement are recognized as variable lease expense as they occur. The present value of our lease liability is determined using our incremental collateralized borrowing rate at lease inception. The Company made a policy election to determine the incremental borrowing rate for transition as of January 1, 2019 based on the original lease term and not the remaining lease term. Right-of-use assets represent our right to control the use of the leased asset during the lease and are recognized in an amount equal to the lease liability. Over the lease term we use the effective interest rate method to account for the lease liability as lease payments are made and the right-of-use asset is amortized to earnings in a manner that results in a straight-line expense recognition in the Statement of Earnings. A right-of-use asset and lease liability is not recognized for leases with an initial term of 12 months or less and we recognize lease expense for these leases on a straight-line basis over the lease term. We test right-of-use assets at least annually for impairment or whenever events or changes in circumstance indicate that the asset may be impaired.

MAINTENANCE RESERVES AND OPERATING LEASE EXPENSES

In all of our leases, other than short-term engine rentals, the lessees are responsible for maintenance and repair of our assets and related expenses during the term of the lease.

Certain leases require payment of maintenance supplemental rent. We use historical and other data relating to costs and timing of qualifying maintenance activities, utilization of the aircraft, maintenance history of newer aircraft and the contractual terms of the lease to estimate the amount of maintenance supplemental rent that corresponds to the amount expected to be contributed by the lessor towards qualifying maintenance events undertaken by our lessees. The amount contributed towards qualifying maintenance events is limited to the amount of maintenance supplemental rent collected. Maintenance supplemental rent collected is recorded as accrued maintenance liabilities for amounts that are expected to contribute toward qualifying maintenance events over the lease term. All maintenance supplemental rent payments which are not expected to be reimbursed to lessees are recorded as revenue. The estimate of maintenance supplemental rent to be contributed towards qualifying maintenance events is reviewed periodically and required adjustments to revenue are made in the current period. As of December 31, 2020 and 2019, respectively, 346 and 413 aircraft leases required maintenance supplemental rent payments based on usage of the aircraft.

In most lease contracts not requiring the payment of maintenance supplemental rent, the lessee is required to redeliver the flight equipment in a similar maintenance condition (normal wear and tear excepted) as when accepted under the lease, with reference to major life-limited components of the flight equipment. To the extent that such components are redelivered in a different condition than at acceptance, there is an end-of-lease compensation adjustment for the difference at redelivery. We recognize receipts of end-of-lease compensation adjustments as lease revenue when received. Payments of end-of-lease adjustments for qualifying maintenance costs are capitalized in Equipment leased to others, net, when we are obligated to make an end-of-lease payment and can reasonably estimate the amount of such payment.

For all lease contracts, any amounts of accrued maintenance liability existing at the end of a lease are released and recognized as lease revenue at lease termination. When flight equipment is sold, the portion of the accrued maintenance liability which is not specifically assigned to the buyer is released from the Combined Statements of Financial Position net of any maintenance rights intangible asset balance and is recognized as part of the net gain or loss on disposal of flight equipment.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	15

DERIVATIVES AND HEDGING

We use derivatives to manage a variety of risks, including risks related to interest rates and foreign exchange. We designate certain of our derivative instruments as economic hedges, while others qualify as cash flow hedges under ASC 815, Derivatives and Hedging (“ASC 815”). Accounting for derivatives as hedges requires that, at inception and over the term of the arrangement, the hedged item and related derivative meet the requirements for hedge accounting. The rules and interpretations related to derivatives accounting are complex. Failure to apply this complex guidance correctly will result in changes in the fair value of the derivative being reported in earnings, without regard to the offsetting changes in the fair value of the hedged item.

In evaluating whether a particular relationship qualifies for hedge accounting, we test effectiveness at inception and each reporting period thereafter by determining whether changes in the fair value of the derivative offset changes in the fair value of the hedged item within a specified range. If fair value changes fail this test, we discontinue applying hedge accounting to that relationship prospectively. Fair values of both the derivative instrument and the hedged item are calculated using internal valuation models incorporating market-based assumptions, as applicable. See Note 4 – Related Party Transactions and Note 14 – Fair Value Measurements.

FAIR VALUE MEASUREMENT

Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure the fair value of our derivatives on a recurring basis and measure the fair values of equipment leased to others, assets held for sale and goodwill on a non-recurring basis. See Note 14 – Fair Value Measurements.

REVENUE

Operating lease revenue, net in the Combined Statements of Earnings comprises the majority of GECAS’ revenue, which is outside the scope of ASC 606, Revenue from Contracts with Customers (“Topic 606”). See Note 16 – Revenue. Sales of component parts and service fee income comprises the portion of GECAS’ revenue that is within the scope of Topic 606.

OPERATING LEASE REVENUE

Our revenues consist of rental payments under leases of equipment. Equipment is leased principally under operating leases and rental income is recorded on a straight-line basis over the term of the lease. At lease commencement we review all necessary criteria under ASC 842 to determine proper lease classification (in periods prior to 2019 we reviewed the necessary criteria under ASC 840, Leases (“ASC 840” or “Topic 840”), in making this assessment).

The Company leases equipment under operating leases and reports rental income ratably over the life of each lease. Operating leases with fixed rentals or step rentals are recognized on a straight-line basis over the term of the lease, which generally ranges from short-term to 12 years. Rental payments received in advance of straight-line revenue are reflected in deferred income, and straight-line revenue recognized before cash receipt is reflected in operating lease receivables. Lease agreements for which base rent is based on floating interest rates are included in minimum lease payments based on the floating interest rate existing at the commencement of the lease; any increases or decreases in lease payments that result from subsequent changes in the floating interest rate are contingent rentals and are recorded as increases or decreases in operating lease revenue in the period of the interest rate change. We record as lease revenue all supplemental rent receipts not expected to be reimbursed to lessees. Lessees are responsible for excise taxes.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	16

Past due rentals are recognized on the basis of management’s assessment of collectability. Estimating whether collectability is probable requires some level of subjectivity and judgment. When collectability of rental payments is not probable, receivables are reversed. Collectability is evaluated based on factors such as the lessee’s credit rating, payment performance, financial condition and requests for modifications of lease terms and conditions as well as security received from the lessee in the form of cash deposits, guarantees and/or letters of credit. Rent receivables include unpaid current lessee obligations under existing operating lease contracts and are recorded within Other assets and receivables, net. Rentals received but unearned under the lease agreements are recorded as Deferred income until earned. Management monitors all lessees with past due lease payments and evaluates relevant operational and financial issues facing those lessees. If collection is not probable, the Company will cease recognizing income and revenue will be recognized when cash payments are received.

PENSION AND POSTRETIREMENT BENEFIT PLANS

Certain employees and retirees of GECAS participate in pension and postretirement benefit plans sponsored by either the Business or GE.

Multiemployer plans (sponsored by GE)

These plans are accounted for in accordance with ASC 715-80, Compensation – Retirement Benefits: Multiemployer plans. See Note 18 – Pension and Postretirement Benefit Plans. A proportionate share of the cost is reflected in these Combined Carve-out Financial Statements. Assets and liabilities of such plans are retained by GE. The service related cost for current employees of GECAS, as well as the service related cost for retirees of GECAS, is included within Selling, general and administrative expenses in the Combined Statements of Earnings. All non-service related pension costs are included within Other expenses in the Combined Statements of Earnings.

GE sponsors defined contribution plans, which qualify under section 401(k) of the Internal Revenue Code and cover substantially all U.S. employees, which GECAS employees participate in.

Pension benefits (sponsored by the Business)

The GECAS sponsored plan is accounted for under the provisions of ASC 715-20, Compensation – Retirement Benefits: Defined benefit plans – general. See Note 18 – Pension and Postretirement Benefit Plans. The service related cost for current employees of GECAS, as well as the service related cost for retirees of GECAS, is included within Selling, general and administrative expenses in the Combined Statements of Earnings. All non-service related pension costs are included within Other expenses in the Combined Statements of Earnings. Assets and liabilities of such plans are recorded on the Combined Statements of Financial Position.

GECAS offers a defined contribution plan for its non-U.S. employees. Defined contribution expenses are included within Selling, general and administrative expenses in the Combined Statements of Earnings.

STOCK-BASED COMPENSATION

The Parent maintains certain equity-settled and cash-settled stock-based compensation plans under which it receives services from employees as consideration for equity instruments of the Parent. These Combined Carve-out Financial Statements include expenses of the Parent that were allocated to GECAS for stock-based compensation. These expenses are reported within Selling, general and administrative expense in the Combined Statements of Earnings.

The stock-based compensation expense is based on the estimated grant-date fair value and is recognized over the vesting period (requisite service period), net of estimated forfeitures. See Note 19 – Stock-based Compensation.

INCOME TAXES

Income taxes as presented herein attribute current and deferred income taxes of GE to GECAS’ Combined Carve-out Financial Statements in a manner that is systematic and consistent with the asset and liability method prescribed by ASC 740. Accordingly, the GECAS income tax provision was prepared following the separate return method.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	17

The separate return method applies ASC 740 to the stand-alone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a stand-alone enterprise. As a result, transactions included in the Consolidated Financial Statements of GE may not be included in the separate Combined Carve-out Financial Statements of GECAS. Similarly, the tax treatment of certain items reflected in the separate Combined Carve-out Financial Statements of GECAS may not be reflected in the Consolidated Financial Statements and tax returns of GE; therefore, such items as net operating losses, credit carry forwards and valuation allowances may exist in the stand-alone financial statements that may or may not exist in GE’s Consolidated Financial Statements.

The breadth of GECAS’ operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes that GECAS will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, state and international tax audits in the normal course of business.

Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. Our tax filings are subject to audit by the tax authorities in the jurisdictions where business is conducted. These audits may result in assessments of additional taxes that are resolved with the tax authorities or through the courts. The Business has accrued for the amounts that it believes will ultimately result from these proceedings. The Business recognizes uncertain tax positions that are “more likely than not” to be sustained if the relevant tax authority were to audit the position with full knowledge of all the relevant facts and other information. For those tax positions that meet this threshold, the Business measures the amount of tax benefit based on the largest amount of tax benefit that the Business has a greater than 50% chance of realizing in a final settlement with the relevant authority. The Business classifies interest on tax deficiencies as interest expense and penalties associated with uncertain tax positions as Provision for income taxes in the Combined Statements of Earnings.

GECAS believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its combined financial condition, future results of operations or liquidity. Each member of the Parent consolidated group, which includes GE, GECAS and GE’s other subsidiaries, is jointly and severally liable for the U.S. federal income tax liability of each other member of the consolidated group.

Consequently, GECAS could be liable in the event any such liability is incurred, and not discharged, by any other member of the GE consolidated group. Under the tax sharing arrangement between GECAS and GE, GECAS’ obligation is limited to its share of the consolidated tax liability. Disputes or assessments could arise during future audits by the IRS in amounts that GECAS cannot quantify.

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of GECAS assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. It is GECAS’ policy to include accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes.

In general, the taxable income (loss) of various GECAS entities was included in GE’s consolidated tax returns, where applicable in jurisdictions around the world. As such, separate income tax returns were not prepared for many GECAS entities. Consequently, income taxes currently payable are deemed to have been remitted to GE, in cash or through equity, in the period the liability arose, and income taxes currently receivable are deemed to have been received from GE in the period that a refund could have been recognized by GECAS had GECAS been a separate taxpayer.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	18

The U.S. Tax Cuts and Jobs Act of 2017 (“Tax Act”) includes a new tax provision that could impact the Company’s income tax expense and cash tax payments in future periods. The global intangible low tax income (“GILTI”) provisions of the Tax Act impose a minimum tax on foreign income in excess of a deemed return on tangible assets. When considering the tax accounting implications of GILTI, the FASB staff concluded that entities can make an accounting policy election to either: (1) treat GILTI as a period cost if and when incurred; or (2) recognize deferred taxes for basis differences that are expected to reverse as GILTI in future years. The Company has elected to account for GILTI as an in-period cost in the year the tax is incurred. See Note 17 – Income Taxes for further details.

COMMITMENTS AND CONTINGENCIES

The Company has firm purchase commitments with certain of its suppliers related to future purchases. At each period end, the Company assesses the need for any provision for future losses associated with these future purchase commitments in accordance with ASC 440, Commitments.

Loss contingencies are uncertain and unresolved matters that arise in the ordinary course of business and result from events or actions by others that have the potential to result in a future loss. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, product quality and losses resulting from other events and developments. Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. See Note 20 – Commitments and Contingencies.

RECENT ACCOUNTING PRONOUNCEMENTS

We have applied the following new guidance for these Combined Carve-out Financial Statements.

Derivatives and hedging

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. This standard is intended to simplify and amend the application of hedge accounting to more clearly portray the economics of an entity’s risk management strategies in its financial statements. Under the new rule, an entity’s ability to hedge non-financial and financial risk components is expanded. The guidance eliminates the requirement to separately measure and report hedge ineffectiveness for fair value and cash flow hedges and also eases certain documentation and assessment requirements. This standard is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. This standard did not have a material impact on our Combined Carve-out Financial Statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases, creating ASC 842, Leases. ASU No. 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. This standard is effective for annual reporting periods beginning after December 15, 2018, and for the interim and annual reporting periods thereafter, with early adoption permitted. The Company adopted this standard as of January 1, 2019.

As a lessor, we lease most of our aircraft under operating leases. Under the new lease standard, the accounting for leases as a lessor is similar to the previous standard ASC 840, Leases. After the effective date, principal collections on financing leases, are classified as Cash from operating activities in our Combined Statements of Cash Flows. Previously, such flows were classified as Cash from investing activities. Prior to the adoption of Topic 842, gains and losses on sale-leaseback transactions were generally deferred and recognized in income over the lease term.

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As a lessee, we lease office space, automobiles, aircraft (in a limited number of circumstances) and information technology products. This standard requires lessees to present a right-of-use (“ROU”) asset and a corresponding lease liability on the balance sheet. The Business adopted the provisions of ASC 842 effective January 1, 2019 utilizing the optional transition method and will not restate comparative periods. The Company also elected the package of practical expedients permitted under ASC 842’s transition guidance, which allows the Company to carry forward its historical lease classifications and its assessment as to whether a contract is or contains a lease. The Company also elected to not recognize lease assets and lease liabilities for leases with an initial term of 12 months or less. Upon adoption, we recorded an $87,640 thousand increase to net parent investment, primarily attributable to the release of deferred gains on sale-leaseback transactions. Our ROU assets and lease liabilities for operating leases at adoption were $173,804 thousand and $118,104 thousand, respectively, excluding discontinued operations and businesses held for sale. The accounting for finance leases is substantially unchanged. The adoption of Topic 842 did not have a significant impact on the Company’s lease classification or a material impact on its statements of earnings. See—Note 8 Operating Leases for information regarding the Company’s adoption of Topic 842 and the Company’s undiscounted future lease payments and the timing of those payments.

The Company historically held, under ASC 840, a number of leveraged leases on its balance sheet. ASC 842 does not recognize leveraged leases and as such the Company will classify all new leases in line with the categories set out in ASC 842. The Company continues to account for leveraged leases existing at the adoption date of the leases standard using the guidance in ASC 840.

Goodwill Impairment Testing

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill. This standard simplifies the measurement of goodwill impairment to a single-step test. The guidance removes step two of the goodwill impairment test, which requires a hypothetical purchase price allocation, and will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Under the revised guidance, failing step one will always result in goodwill impairment. This new guidance is effective for annual and interim goodwill impairment tests beginning after December 15, 2019 and early adoption early was permitted. The Company adopted this standard as of January 1, 2020. This standard did not have a material effect on our Combined Carve-out Financial Statements.

Current Expected Credit Losses (“CECL”)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). This standard introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. This model replaces the multiple existing impairment models in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized. This standard is effective for annual periods beginning on or after January 1, 2020 and interim periods within those annual periods on a modified retrospective basis. The Company adopted this standard on January 1, 2020 on a modified retrospective basis. This standard did not have a material effect on our Combined Carve-out Financial Statements.

Fair Value Measurement: Disclosure Framework

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), which modifies the disclosures on fair value measurements by removing the requirement to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the policy for timing of such transfers. The ASU expands the disclosure requirements for Level 3 fair value measurements, primarily focused on changes in unrealized gains and losses included in other comprehensive income (loss). This standard is effective for annual reporting periods beginning after December 15, 2019. The Company adopted this standard on January 1, 2020. This standard did not have a material effect on our Combined Carve-out Financial Statements.

Reference Rate Reform

In March 2020, the Financial Accounting Standards Board issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. On October 1, 2020, we adopted the new standard, which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. We will apply the accounting relief as relevant contract and hedge accounting relationship modifications are made during the reference rate reform transition period. We do not expect the standard to have a material impact on our Combined Carve-out Financial Statements.

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OTHER RECENT ACCOUNTING PRONOUNCEMENTS NOT REFLECTED IN THESE COMBINED FINANCIAL STATEMENTS

In August 2018, the FASB issued ASU No. 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans. The guidance amends and modifies the disclosure requirements for employers that sponsor defined benefit pension or other post-retirement plans. The amendments in this update remove disclosures that no longer are considered cost beneficial, clarify the specific requirements of disclosures, and add disclosure requirements identified as relevant. This ASU is effective on January 1, 2021 for the Company. This standard is not expected to have a material impact on our Combined Carve-out Financial Statements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, the Company must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. This standard is not expected to have a material impact on our Combined Carve-out Financial Statements.

In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), This standard clarifies certain interactions between the guidance to account for certain equity securities under Topic 321, the guidance to account for investments under the equity method of accounting in Topic 323, and the guidance in Topic 815, which could change how an entity accounts for an equity security under the measurement alternative or a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with Topic 825, Financial Instruments. The standard will be effective for the Company for annual periods beginning after December 15, 2020 and interim periods within those fiscal years. This standard is not expected to have a material impact on our Combined Carve-out Financial Statements

In October 2020, the FASB issued ASU No. 2020-10, Codification Improvements, which is part of an ongoing attempt to clarify or improve disclosure requirements. The standard will be effective for the Company for annual periods beginning after December 15, 2020 and interim periods within those fiscal years. This standard is not expected to have a material impact on our Combined Carve-out Financial Statements.

NOTE 3. DISCONTINUED OPERATIONS

Discontinued operations relate to the sale of the substantial majority of our PK AirFinance (“PK”) lending business. In August 2019, we announced that we entered into a definitive agreement for Apollo Global Management, LLC and Athene Holding Ltd. to purchase PK AirFinance. The sale was substantially completed in December 2019 for proceeds of $3.6 billion and we recorded a pre-tax gain of $86,849 thousand. Substantially all of the $3.6 billion of PK financing receivables that were held for sale in 2019 were sold in the transaction, at a premium to book value. A remaining portion of the PK business (approximately $60 million carrying value of loans) remained held for sale pending certain regulatory and other conditions and was completed in the first half of 2020 and we recorded a pre-tax gain of $57,113 thousand. Loans which were identified as core to GECAS were retained within the GECAS business. As of December 31, 2020, the Company determined that certain loans originally classified as held for sale as of December 31, 2019 did not meet the regulatory and other conditions required to be sold and thus no longer met the held for sale criteria. The reclassified loans have an aggregate book value of about $113,944 thousand as of December 31, 2020 and were reclassified out of discontinued operations to continuing operations on the consolidated balance sheet as of December 31, 2020. The 2018 and 2019 financial statements have been reclassified to eliminate the presentation of the loans as held for sale which did not result in a material change.

Results of operations, financial position and cash flows for this business are separately reported as discontinued operations for all periods presented.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	21

Financial Information for Discontinued Operations for the years ended December 31 (In thousands)	2020	2019	2018
Operating lease revenue, net	$—	$3,086	$—
Finance lease and interest revenue, net	792	228,599	217,220
Other revenue	—	1,492	2,083
Depreciation on equipment leased to others	—	2,685	389
Impairments on equipment leased to others	—	2,044	1,000
Interest expense, net(1)	392	103,308	98,842
Operating lease expense	91	384	—
Selling, general and administrative expense	1,964	18,909	17,844
Other expense	—	14,639	4,030

Earnings from discontinued operations before income taxes	$(1,656)	$91,209	$97,198
Provision for income taxes(2)	(1,489)	(17,223)	(24,983)

Earnings of discontinued operations, net of taxes	$(3,144)	$73,985	$72,216

Gain on disposal before income taxes	57,113	86,849	—
Provision for income taxes(2)	(10,780)	(18,238)	—

Gain on disposal, net of taxes(2)	$46,334	$68,611	$—

Earnings from discontinued operations, net of taxes	$43,190	$142,596	$72,216

(1)

Direct operating expenses incurred by discontinued operations that may be reasonably segregated from costs of continuing operations are presented in discontinued operations. Interest expense related to GE debt that historically supported financing for the Lending segment has been allocated to discontinued operations.

(2)

GECAS’ total tax benefit (provision) for discontinued operations and disposals included current tax benefit (provision) of $(12,268) thousand, $3,549 thousand and $(13,045) thousand for the years ended December 31, 2020, 2019, and 2018, respectively, including current U.S. Federal tax benefit (provision) of $(3,756) thousand, $43,345 thousand and $6,145 thousand and deferred tax benefit (provision) of $0, $(45,317) thousand and $7,006 thousand for the years ended December 31, 2020, 2019, and 2018, respectively.

As of December 31 (In thousands)	2020	2019
Assets
Cash and cash equivalents	$—	$45,369
Financing receivables, net of allowance for credit losses	—	82,791
Goodwill and intangible assets, net	—	—
All other assets	—	5,843

Assets of discontinued operations	$—	$134,003

Liabilities
Deferred income taxes	$—	$2,198
Security deposits	—	46,402
All other liabilities	—	20,037

Liabilities of discontinued operations	$—	$68,637

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	22

NOTE 4. RELATED PARTY TRANSACTIONS

As discussed in Note 1 – Description of Business and Basis of Presentation, GE provides the Business with a number of services. Some of these services are provided directly by GE, and others are managed by GE through third-party service providers. The cost of certain of these services is either recognized through our allocated portion of GE’s Corporate Overhead or billed directly to the Business. The cost of other services is included within the service itself, and the incremental cost for GE to provide the service is not discernible (such as payroll processing services included within the cost of payroll). In addition, we and our affiliates obtain a variety of goods (such as supplies and equipment) and services under various master purchasing and service agreements to which GE (and not the Business) is a party. We are billed directly for goods and services we procure under these arrangements.

We receive an allocated share of GE Corporate Overhead for certain services that GE provides to the Business, but which are not specifically billed to the Business. Costs of $19,747 thousand, $30,337 thousand, and $23,199 thousand for the years ended December 31, 2020, 2019, and 2018, respectively, were recorded in our Combined Statements of Earnings for our allocated share of GE Corporate Overhead. In addition to the assessment of GE Corporate Overhead charges, certain GE Corporate Overhead expenses such as training costs and common compensation costs related to employee laptops and office phones have historically been directly billed to GECAS and recorded in the GECAS general ledger.

These Combined Carve-out Financial Statements include additional related party transactions with GE and GE entities that include the following:

•

The Business had Operating lease revenue from GE of $179,717 thousand, $161,648 thousand, and $173,666 thousand for the years ended December 31, 2020, 2019, and 2018. The majority of this revenue related to operating lease revenue for engines leased from the GECAS Engines segment to GE Aviation. Additionally, the Business purchased assets from related parties in the amount of $189,351 thousand, $741,892 thousand, and $319,087 thousand for the years ended December 31, 2020, 2019, and 2018, respectively. The majority of these purchases were with GE Aviation. The Company makes scheduled pre-delivery progress payments with respect to engines on forward orders. As of December 31, 2020, and 2019, we have made $155,732 thousand and $186,721 thousand of pre-delivery payments to GE Aviation, respectively.

•	Employees of the Business participate in pensions and benefit plans that are sponsored by GE. See Note 18 – Pension and Postretirement Benefit Plans.

•

GE grants stock options and restricted stock units to its group employees, including those of GECAS. Stock-based compensation expense was $5,301 thousand, $4,254 thousand, and $3,717 thousand for the years ended December 31, 2020, 2019 and 2018, respectively. See Note 19 – Stock-based Compensation.

•

Historically, we have had access to funding provided by GE Capital’s treasury function. Debt for which GECAS is not the legal obligor, nor subject to any conditions that could cause GECAS to become the obligor (such as joint and several or guarantor requirements) is excluded from the Combined Carve-out Financial Statements apart from allocated costs. Interest costs assessed to us from GE Capital’s centralized treasury function, which were determined on the basis of the allocated debt portion and computed leverage ratio for GECAS, are reflected in the Combined Statements of Earnings as Interest expense of $890,398 thousand, $971,564 thousand, and $878,704 thousand for the years ended December 31, 2020, 2019 and 2018, respectively. Additionally, interest expense was allocated by GE in the amounts of $365 thousand, $112,195 thousand and $104,964 thousand and included in discontinued operations for the years ended December 31, 2020, 2019 and 2018, respectively. See Note 12 – Interest Expense. The weighted average interest rate was 3.22%, 3.49%, and 3.27% for the years ended December 31, 2020, 2019 and 2018, respectively. Certain GECAS aircraft are also pledged as collateral for non-GECAS debt. The net book value of these aircraft pledged as collateral was $735,187 thousand and $898,691 thousand as of December 31, 2020 and 2019, respectively.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	23

•

The notional amount of a derivative is the number of units of the underlying (for example, the notional principal amount of the debt in an interest rate swap). The notional amount is used to compute interest or other payment streams to be made under the contract and is a measure of our level of activity. Notional amounts outstanding at the GE Capital treasury level on behalf of GECAS were approximately $350,120 thousand and $1,009,529 thousand as of December 31, 2020 and 2019, respectively. Gains and losses on derivative instruments were $(30,913) thousand, $(27,371) thousand, and $(4,604) thousand for the years ended December 31, 2020, 2019 and 2018, respectively. These gains (losses) are included in Other revenue in the Combined Statements of Earnings ($0, $1,493 thousand and $2,084 thousand related to discontinued operations for the years ended December 31, 2020, 2019 and 2018, respectively). The fair value of our derivative assets and derivative liabilities is disclosed in Note 14 – Fair Value Measurements.

•

GE does not specifically distinguish payments of intercompany payables and receivables, but rather considers all such amounts, including retained earnings, to be part of a capital pool that is reflected as Net parent investment in the Combined Carve-out Financial Statements. GE uses a centralized approach to cash management under which cash deposits are transferred to GE on a daily basis and are pooled with other GE entities. As a result, none of GE’s cash and cash equivalents have been allocated to the Combined Carve-out Financial Statements.

NOTE 5. FINANCING RECEIVABLES

The following table describes the components of Financing receivables, net of allowance for credit losses in our Combined Statements of Financial Position:

As of December 31 (In thousands)	2020	2019
Time sales and loans	$941,704	$831,794
Less: allowance for credit losses	(3,318)	(1,021)

Total time sales and loans, net of allowance for credit losses	$938,386	$830,774

Investment in finance leases	$1,805,331	$2,069,534
Less: allowance for credit losses	(33,910)	(12,475)

Total investment in finance leases, net of allowance for credit losses	$1,771,422	$2,057,059

Total financing receivables, net of allowance for credit losses	$2,709,807	$2,887,833

The Company’s financing receivables include both time sales and loans and finance leases. Loans represent transactions in a variety of forms, including revolving charges and credit facilities, as well as installment loans.

Investment in finance leases consists of direct financing leases, leveraged leases and sales-type leases of aircraft and other transportation equipment and represents net unpaid rentals and estimated unguaranteed residual values of leased equipment, less related deferred income. The Company has no general obligation for principal and interest on notes and other instruments representing third-party participation related to leveraged leases; such notes and other instruments have not been included in liabilities but have been offset against the related rentals receivable.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	24

The following table lists the components of finance leases, before the allowance for credit losses:

As of December 31 (In thousands)	2020
	Total finance leases	Direct financing leases	Leveraged leases	Sales-type leases
Total minimum lease payments receivable	$1,202,166	$363,825	$547,831	$290,510
Less: principal and interest on third-party non-recourse debt	(82,810)	—	(82,810)	—

Net rentals receivable	1,119,356	363,825	465,021	290,510
Estimated unguaranteed residual value of leased assets	1,048,550	268,035	465,703	314,812
Less: deferred income(1)	(362,574)	(110,189)	(153,377)	(99,008)

Total investment in finance leases	$1,805,332	$521,671	$777,347	$506,314

(1)	See Note 17—Income Taxes for the deferred tax liabilities associated with finance leases.

As of December 31 (In thousands)	2019
	Total finance leases	Direct financing leases	Leveraged leases	Sales-type leases
Total minimum lease payments receivable	$1,628,075	$429,631	$829,069	$369,375
Less: principal and interest on third-party non-recourse debt	(216,065)	—	(216,065)	—

Net rentals receivable	1,412,010	429,631	613,004	369,375
Estimated unguaranteed residual value of leased assets	1,146,047	279,549	594,247	272,251
Less: deferred income(1)	(488,523)	(142,788)	(209,979)	(135,756)

Total investment in finance leases	$2,069,534	$566,392	$997,272	$505,870

(1)	See Note 17—Income Taxes for the deferred tax liabilities associated with finance leases.

As of December 31, 2020, minimum future lease receipts on finance and sales-type leases, net of debt payments for leveraged leases, are as follows:

(In thousands)	Minimum future receipts
2021	$294,453
2022	199,605
2023	281,325
2024	192,973
2025	68,102
Thereafter	82,896

Total	$1,119,355

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	25

The Company’s share of net rentals receivable on leveraged leases is subordinate to the share of other participants who also have security interests in the leased equipment. For federal income tax purposes, the Company is entitled to deduct the interest expense accruing on non-recourse financing related to leveraged leases.

UNDRAWN LINES OF CREDIT

We had approximately $36,903 thousand and $52,859 thousand, respectively, of undrawn lines of credit available under our revolving credit lines and lending commitments as of December 31, 2020 and 2019, respectively.

CREDIT QUALITY INDICATORS

The Company manages its financing receivables portfolio using delinquency and non-accrual data as key performance indicators. The categories used within this footnote such as non-accrual financing receivables are defined by the authoritative guidance found within ASC 326, Financial Instruments—Credit Losses, and we base our categorization on the related scope and definitions contained in the related standards. The categories of non-accrual and delinquent are used in our process for managing our financing receivables.

Substantially all of our financing receivables portfolio is secured lending and we assess the overall quality of the portfolio based on financing receivables by risk category as defined below. This metric incorporates both the borrower’s credit quality and any related collateral protection.

FINANCING RECEIVABLES BY RISK CATEGORY

Our internal risk ratings process is an important source of information in determining our allowance for credit losses and represents a comprehensive approach to evaluating risk in our financing receivables portfolio. In deriving our internal risk ratings, we stratify our financing receivables portfolio into three categories: A, B and C. Our process starts by developing an internal risk rating for our borrowers, which is based upon our proprietary models using data derived from borrower financial statements, agency ratings, payment history information, equity prices and other commercial borrower characteristics. We then evaluate the potential risk of loss for the specific lending transaction in the event of borrower default, which takes into account such factors as applicable collateral value, historical loss and recovery rates for similar transactions and our collection capabilities. Our internal risk ratings process and the models we use are subject to regular monitoring and internal controls. The frequency of rating updates is set by our credit risk policy, which requires annual GECAS Risk Committee approval.

The table below presents financing receivables, gross of allowance for credit losses, grouped into three categories by similar characteristics. Category A is characterized by either high-credit-quality borrowers or transactions with significant collateral coverage that substantially reduces or eliminates the risk of loss in the event of borrower default. Category B is characterized by borrowers with weaker credit quality than those in Category A, or transactions with moderately strong collateral coverage that minimizes but may not fully mitigate the risk of loss in the event of default. Category C is characterized by borrowers with higher levels of default risk relative to our overall portfolio or transactions where collateral coverage may not fully mitigate a loss in the event of default.

As of December 31 (In thousands)	Category A	Category B	Category C	Total
2020
Financing receivables	$2,530,035	$158,000	$59,000	$2,747,035

2019
Financing receivables	$2,687,450	$201,333	$12,546	$2,901,329

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	26

DELINQUENT AND NON-ACCRUAL FINANCING RECEIVABLES

As of December 31, 2020, and 2019, there were $366,859 thousand and $429,410 thousand of non-accrual balances, respectively. Delinquent balances of 90 days or more are included in non-accrual balances; delinquent balances of 30 to 90 days are not considered non-accrual. The remaining non-accrual balance is made up of accounts that are considered doubtful or that have made current payments but have not yet shown a period of satisfactory payment performance. Delinquent balances were as follows:

As of December 31 (In thousands)	2020	2019
90 days or more	$278,378	$1,819
30 to 90 days	—	1,695

Total delinquent balances	$278,378	$3,514

ALLOWANCE FOR CREDIT LOSSES

The Company maintains an allowance for credit losses for estimated credit losses in its HFI finance leases and loans portfolio. The allowance is adjusted through provision for credit losses, which is charged against current period earnings, and reduced by any charge-offs for losses, net of recoveries.

As of December 31 (In thousands)	2020	2019
Time sales and loans allowance for credit losses, beginning of year	$1,966	$801
Provision (reversal) for credit losses	7,949	220
Recovery for credit losses	—	—
Gross write offs	(6,597)	—

Time sales and loans allowance for credit losses, end of year	$3,318	$1,021

As of December 31 (In thousands)	2020	2019
Investment in finance leases allowance for credit losses, beginning of year	$16,650	$5,217
Provision (reversal) for credit losses	31,036	7,258
Gross write offs	(13,776)	—

Investment in finance leases allowance for credit losses, end of year	$33,910	$12,475

TROUBLED DEBT RESTRUCTURING

Loans whose terms are modified are classified as troubled debt restructurings (“TDR”) if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring may be modified by means of extending the maturity date of the loan, offering an interest rate on the loan that is not reflective of the market for the credit and/or collateral involved, covenant modifications, forbearances, a combination hereof or other concessions. However, the Company’s modifications generally involve restructuring loan payments and/or interest rates.

Interest income from loans accounted for as TDRs is accounted for in the same manner as other accruing loans. Management evaluates the allowance for losses with respect to TDRs under the same policy and guidelines as all other performing loans are evaluated.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	27

The following table presents total TDRs based on accrual status as of December 31, 2020 and 2019. Non-accrual TDRs are included in the reported amount of total non-accrual financing receivables.

As of December 31 (In thousands)	2020	2019

Accrual status	$—	$—
Non-accrual status	134,088	217,125

Total TDR(1)	$134,088	$217,125

(1)	There were 4 and 24 delinquent TDRs as of December 31, 2020 and 2019, respectively.

There were no commitments to lend additional funds to debtors whose terms had been modified in TDRs as of December 31, 2020 and 2019, respectively.

NOTE 6. OTHER ASSETS AND RECEIVABLES

Other assets and receivables, net as of December 31, 2020 and 2019 consisted of the following:

As of December 31 (In thousands)	2020	2019
Other receivables, net	$138,453	$69,663
Original equipment manufacturers receivables, net	561,975	446,101
Operating lease indirect prepaid costs	66,295	94,297
Inventory	108,381	112,793
Equity investments	11,703	39,488
Advances to suppliers – buyer furnished equipment	45,605	28,662
Flight equipment construction in progress	15,636	48,810
Other assets	107,317	85,510

Total other assets and receivables, net	$1,055,365	$925,325

Based on the resulting pressure on our airline customers, we continue to work with customers on restructuring requests as they arise. As a result of these requests, we have executed agreements with customers to reschedule certain lease payments. As of December 31, 2020, we have a contractually deferred balance of $368,076 thousand. In addition, we have invoiced $316,310 thousand under these agreements and collected about 84%. We expect to continue to receive requests for rent deferrals and/or lease restructures from our global airline customers as a result of COVID-19 and related market impacts. An extended disruption of regional or international travel could result in an increase in these types of requests in future periods, which could result in an increase to the trade receivable balance. As we evaluate future lease restructures, there is a risk of lease modifications that could have a material adverse effect on operations, financial position and cash flows.

NOTE 7. EQUIPMENT LEASED TO OTHERS

Equipment leased to others, net, as of December 31, 2020 and 2019 consisted of the following:

As of December 31 (In thousands)	2020	2019
Equipment leased to others	$45,079,249	$45,095,891
Less: accumulated depreciation	(15,884,476)	(15,690,102)

Equipment leased to others, net	$29,194,772	$29,405,789

As of December 31, 2020, the Company had 24 aircraft and engines with a carrying value of $374,233 thousand which met the criteria of ASC 360 to be classified as HFS. As of December 31, 2019, the Company had 70 aircraft and engines with a carrying value of $1,709,407 thousand which met the criteria of ASC 360 to be classified as HFS. The equipment leased to others HFS carrying value balances are included in Assets held for sale in the Combined Statements of Financial Position, along with the financing receivables HFS carrying value balances. See Note 5 – Financing Receivables.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	28

An impairment charge was recorded for the years ended December 31, 2020, 2019 and 2018 of $568,529 thousand, $75,349 thousand, and $41,729 thousand, respectively, which includes impairment related to 50 aircraft, 9 engines, and 14 helicopters in 2020, 21 aircraft, 4 engines and 5 helicopters in 2019 and 38 aircraft and 9 engines in 2018. The 2020 impairments were primarily related to the fixed-wing aircraft operating lease portfolio and occurred as a result of COVID-19 and related market impacts. We determined the fair values of these assets using primarily the income approach.

NOTE 8. OPERATING LEASES

The Company’s operating leases where the Company is the lessee relate to aircraft, commercial real estate, office and computer equipment, among other items. At the commencement of a contract, the Company determines whether the arrangement is or contains a lease in accordance with ASC 842. The requirements under ASC 842 include evaluating whether the contract includes an identifiable asset, the lessee has the right to obtain substantially all of the economic benefits from the use of the identified asset and the lessee has the right to direct the use of the identified asset.

The Company determines if its lease arrangements are operating or finance leases at the lease commencement date. This determination includes evaluating whether (i) the underlying asset transfers ownership at the end of the lease term; (ii) the lease term represents the major part of the remaining economic life of the underlying asset; (iii) the present value of lease payments represents substantially all of the fair value of the underlying asset; (iv) an option to purchase the underlying asset is reasonably certain to be exercised and (v) the underlying asset is of a specialized nature.

The Company records lease expense for operating leases within Operating lease expense or Selling, general and administrative expense on the statements of earnings, depending on the use of the underlying asset.

The components of total lease expense (income) were as follows:

As of December 31 (in thousands)	2020
Operating lease expense	$34,996
Short-term lease expense	2,348
Sublease income, disclosed on a gross basis, separate from the finance or operating lease expense	(48,425)

Total lease expense (income)	$(11,081)

Supplemental information related to operating leases were as follows:

2020
Operating cash flows used for operating leases for the year ended December 31, 2020	$5,516
Right-of-use assets obtained in exchange for new lease liabilities for the year ended December 31, 2020	$6,145
Weighted-average remaining lease term at December 31, 2020	4.17 Years
Weighted-average discount rate at December 31, 2020	5.97%

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	29

As of December 31, 2020, the undiscounted lease payments for operating and finance lease liabilities were as follows:

Year	Operating Leases
2021	$2,078
2022	36,592
2023	37,467
2024	37,467
2025	4,536
2026 and thereafter	—

Total lease payments	$118,141
Less: imputed interest	15,132

Total	$103,009

NOTE 9. GOODWILL AND INTANGIBLE ASSETS

GOODWILL

After initial recognition, goodwill is measured net of any accumulated impairment losses. Changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2019, by reportable segment, were as follows:

(In thousands)	Aircraft	Engines	Helicopters	Total
Balance at January 1, 2019	$140,112	$6,976	$8,683	$155,771

Impairments	—	—	—	—

Currency translation and other	—	—	—	—

Balance at December 31, 2019	$140,112	$6,976	$8,683	$155,771

Impairments	140,112	6,976	8,683	155,771
Currency translation and other	—	—	—	—

Balance at December 31, 2020	$—	$—	$—	$—

The Company performs the annual goodwill impairment test as of October 1 (See Note 2—Summary of Significant Accounting Policies). In the second quarter of 2020, the Company performed an interim goodwill impairment test in response to the decline in current market conditions as a result of the COVID-19 pandemic. In performing the goodwill impairment test we determined that goodwill in all segments was impaired as the carrying value of these reporting units’ goodwill exceeded their implied fair values. The impairment charges of approximately $155,771 thousand were largely attributable to the decline in market conditions resulting from the COVID-19 pandemic and its impact on the airline and travel industries. The impairment loss was recorded in the Combined Statements of Earnings in Impairment of goodwill. The Company determined fair values of the reporting units using the income approach. After the impairment charges, there was no goodwill remaining for the Company.

In 2019, we determined that either the fair value of the reporting units exceeded their carrying amounts or the implied fair value of the goodwill was higher than its carrying value. Therefore, no goodwill impairment was recognized during 2019. At the time of sale of PK AirFinance, the Lending segment had $1,741 thousand of goodwill. This Lending goodwill was allocated as part of the sale.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	30

INTANGIBLE ASSETS

Intangible assets and accumulated amortization as of December 31, 2020 and 2019 consisted of the following:

		2020
As of December 31 (In thousands)	Useful life (in years)	Gross carrying amount	Accumulated amortization	Net
Lease premium assets, net	Over lease term	$67,429	$(65,314)	$2,115
Trademarks	15	24,000	(9,467)	14,533
Customer lists	7	97,400	(82,326)	15,074
Maintenance rights	Over lease term	146,110	(74,259)	71,851

Total intangible assets		$334,939	$(231,366)	$103,573

		2019
As of December 31 (In thousands)	Useful life (in years)	Gross carrying amount	Accumulated amortization	Net
Lease premium assets, net	Over lease term	$71,381	$(65,712)	$5,669
Trademarks	15	24,000	(7,867)	16,133
Customer lists	7	97,400	(68,412)	28,988
Maintenance rights	Over lease term	146,727	(47,576)	99,151

Total intangible assets		$339,508	$(189,567)	$149,941

Amortization expense related to intangible assets subject to amortization was $46,194 thousand, $46,218 thousand, and $36,598 thousand for the years ended December 31, 2020, 2019, and 2018, respectively.

Estimated annual amortization for intangible assets over the next five calendar years consists of the following:

(In thousands)	2021	2022	2023	2024	2025
Estimated annual amortization expense	$27,712	$13,423	$10,060	$9,617	$8,748

NOTE 10. ASSOCIATED COMPANIES

Associated companies are unconsolidated entities in which we do not have a controlling financial interest, but over which we have significant influence. Associated companies are accounted for as equity method investments. Investments in, and advances to, associated companies are recorded in Associated companies in the Combined Statements of Financial Position. Our equity in earnings of associated companies is recorded in Share of earnings from associated companies in the Combined Statements of Earnings.

The Company has 50% of the tracking stock of Engine Investments Holding Company (“EIH”). Although the Company’s investment in EIH tracking stock does not provide any voting rights, the Company exercises significant influence through its board representation, managerial support and technological dependence. In addition, the Company has a 30% investment in Global Infrastructure Management LLC (“GIP”). The Company also has investments ranging from 6% to 50% in certain funds of Mubadala Infrastructure Investments Limited (“MIP”); these investments include seats on the funds’ investment committees. In December 2017, the Company invested in Einn Volant Aircraft Leasing Holdings Ltd. (“EV”) in exchange for 9.5% of the share capital. The Company has significant influence over EV through its board representation.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	31

GECAS is the legal owner of the investments in MIP and GIP, however, for GE financial reporting purposes and presentation in the Combined Carve-out Financial Statements of the Company, they were shared equally between the Company and a separate GE company, Energy Financial Services. As part of the shared investment, 50% of the investments and the share of earnings from these investments were recognized in the Combined Carve-out Financial Statements of the Company. Effective October 1, 2018, the sharing arrangement was eliminated, and the full investment was recognized in the Combined Carve-out Financial Statements of the Company, with the offset recorded through Net parent investment.

Summarized Financials for Significant Associated Companies:

Our investment in and advances to associated companies are presented on a one-line basis in Associated companies in our Combined Statements of Financial Position.

Aggregate summarized financial information of associated companies is as follows:

As of December 31 (In thousands)	2020	2019
Total assets	$3,794,545	$3,989,701
Total liabilities	$1,984,156	$1,925,789

For the years ended (In thousands)	2020	2019	2018
Total revenues	$459,722	$496,049	$474,732
Total earnings	$91,287	$219,567	$437,860
Total earnings attributable to the entity(a)	$38,411	$158,275	$124,979

(a)	We account for our interest in EV, GIP and MIP on a quarterly lag basis. We account for our interest in EIH with no lag.

NOTE 11. BORROWINGS

Our third-party debt was comprised of the following as of December 31, 2020 and 2019:

As of December 31 (In thousands)	2020	Weighted average interest rate	2019	Weighted average interest rate
ECA	$15,305	4.49%	$76,667	4.23%
EX-IM	149,301	2.49%	205,102	2.61%
Other borrowings	—	—	2,369	6.39%

Total borrowings	$164,606		$284,138

Total short-term borrowings	$65,366		$119,265

Total long-term borrowings	$99,240		$164,873

Total borrowings above are disclosed net of debt issuance costs, as the costs we incur for issuing debt are capitalized as an adjustment to the carrying amount of the related debt. Debt issuance costs for borrowings were $5,388 thousand and $10,005 thousand as of December 31, 2020 and 2019, respectively.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	32

Export Credit Agency (“ECA”) financing

In 2020, the Business did not prepay any ECA financing. In 2019, the Business prepaid $7,246 thousand of ECA financing. As a result of this prepayment, we recognized a loss of $243 thousand.

Export-Import (“EX-IM”) financing

In 2020 and 2019, the Business did not prepay any EX-IM financing.

Other borrowings

In 2020 and 2019, the Business did not prepay any financing within other borrowings.

As of December 31, 2020, the Company believes it is compliant in all material respects with the covenants in its debt agreements, including its financial covenants concerning default, insurance and other triggering events.

SECURED BORROWINGS

As part of our funding strategy, we pledge assets in connection with secured financing transactions. These structured financing transactions do not meet accounting requirements for sale treatment and are recorded as secured borrowings, with the assets remaining on-balance sheet pursuant to U.S. GAAP. The debt associated with these transactions is collateralized principally by aircraft equipment. Our secured financing transactions primarily include guarantor programs with ECA and EX-IM. Our ECA program is in connection with 11 aircraft purchases, while the EX-IM program is in connection with 17 aircraft purchases.

The Company’s secured obligations as of December 31, 2020 and 2019 are summarized below:

As of December 31 (In thousands)	2020	2019
Secured borrowings	$170,001	$152,610
Pledged assets	$735,187	$898,691

MATURITIES

Maturities of borrowings outstanding as of December 31, 2020 were as follows:

As of December 31 (In thousands)	2020
2021	$65,366
2022	26,418
2023	22,635
2024	23,492
2025	16,209
Thereafter	10,487

Total	$164,605

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	33

NOTE 12. INTEREST EXPENSE

The following table shows the components of Interest expense, net for the years ended December 31, 2020, 2019 and 2018 ($392 thousand, $103,308 thousand and $98,842 thousand was recorded in discontinued operations and excluded from the table below for the years ended December 31, 2020, 2019 and 2018, respectively):

For the years ended December 31 (In thousands)	2020	2019	2018
Interest expense on borrowings	$30,961	$26,359	$33,777
Allocated interest expense from Parent	890,398	971,564	878,704
Less: capitalized interest	(22,715)	(61,988)	(59,385)

Interest expense	$898,644	$935,934	$853,096
Amortization of debt issuance costs	4,641	5,342	7,131

Interest expense, net	$903,285	$941,276	$860,227

NOTE 13. OTHER LIABILITIES

Other liabilities as of December 31, 2020 and 2019 consisted of the following:

As of December 31 (In thousands)	2020	2019
Taxes payable	$5,885	$21,874
Defined benefit obligation	82,609	87,859
Equipment modification costs	61,983	83,974
Accrued interest	58,971	22,381
Derivative liabilities	5,101	6,526
Accrued payroll and other employee costs	27,979	73,408
Other liabilities	79,661	79,168

Total other liabilities	$322,189	$375,190

NOTE 14. FAIR VALUE MEASUREMENTS

GECAS measures the fair value of its financial assets and liabilities and certain non-financial assets in accordance with ASC 820, Fair Value Measurements, which defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The Company categorizes its financial instruments, based on the priority of inputs to the valuation techniques, according to the following three tier fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – Significant inputs to the valuation model are unobservable.

When there is no observable comparable data, inputs used to determine value are derived through extrapolation and interpolation and other Company specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use.

The Company monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in the observability of key inputs to a fair value measurement may result in a transfer of assets or liabilities between Level 1, 2 and 3. The Company’s policy is to recognize transfers in and transfers out as of the end of the reporting period. As of December 31, 2020 and 2019, there were no transfers into or out of Level 1, 2 or 3.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	34

RECURRING FAIR VALUE MEASUREMENTS

The following table shows our assets and liabilities measured at fair value on a recurring basis:

(In thousands)	Total	Level 1	Level 2	Level 3
As of December 31, 2020
Derivative assets	$3,270	$—	$3,270	$—
Derivative liabilities	$5,101	$—	$5,101	$—

As of December 31, 2019
Derivative assets	$16,462	$—	$16,462	$—
Derivative liabilities	$(6,526)	$—	$(6,526)	$—

The Company’s financial derivatives largely consist of interest rate swaps and cross currency swaps, certain of which qualify as cash flow hedges under ASC 815. These are valued using models that incorporate inputs, such as interest rate curves and volatility. Readily observable market inputs to models can be validated to external sources, including industry pricing services, or corroborated through recent trades, yield curves or other market-related data. As such, these derivative instruments are valued using a Level 2 methodology. In addition, these derivative values incorporate an assessment of the risk of counterparty non-performance, measured based on the Company’s evaluation of credit risk.

NON-RECURRING FAIR VALUE MEASUREMENTS

The following table includes the non-recurring fair value measurements classified as Level 2 and Level 3 for Equipment leased to others, net, including Assets held for sale:

	2020		2019
As of December 31 (In thousands)	Level 2	Level 3	Level 2	Level 3
Equipment leased to others, net	$43,515	$501,897	$12,300	$221,468

The following table represents the fair value adjustments to assets measured at fair value on a non-recurring basis and still held at December 31, of each of the three years presented:

For the years ended December 31 (In thousands)	2020	2019	2018
Equipment leased to others, net	$435,106	$82,101	$61,080

The following table presents the valuation technique and related unobservable inputs for the Level 3 non-recurring fair value measurements:

As of December 31 (In thousands)	Fair value	Valuation technique(a)	Unobservable inputs	Range (weighted-average)
2020
Equipment leased to others, net	$501,897	Income approach	Discount rate	3.4% -16.6% (7.1%)

2019
Equipment leased to others, net	$221,468	Income approach	Discount rate	2.4% -11.7% (6.2%)

(a)	For purposes of the income approach, fair value was based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	35

Equipment leased to others

We use the income approach to measure the fair value of the majority of our equipment. Key inputs to the estimated future cash flows for flight equipment include current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value. Management develops the assumptions used in the fair value measurements. Therefore, these fair value measurements of equipment leased to others are classified as Level 3 valuations. The remaining portion of the equipment leased to others is valued using third-party valuation and current market value. These are classified as Level 2 valuations.

NOTE 15. FINANCIAL INSTRUMENTS

The following table provides information about carrying values and estimated fair values of financial instruments. The table excludes finance leases and certain other assets and liabilities, which are not required for disclosure.

(In thousands)	Carrying value	Estimated fair value
		Level 1	Level 2	Level 3	Total
As of December 31, 2020
Assets
Cash and cash equivalents	$96,156	$96,156	$—	$—	$96,156
Time sales and loans	$941,704	$—	$—	$845,335	$845,335
Liabilities
Borrowings (1)	$164,606	$—	$170,250	$—	$170,250

As of December 31, 2019
Assets
Cash and cash equivalents	$91,111	$91,111	$—	$—	$91,111
Time sales and loans	$717,851	$—	$—	$692,441	$692,441
Liabilities
Borrowings (1)	$284,138	$—	$286,402	$—	$286,402

(1)	Total borrowings are disclosed gross of debt issuance costs. See Note 11 – Borrowings.

Cash and cash equivalents – The carrying values of cash and cash equivalents are at face value. Accordingly, cash and cash equivalents approximate estimated fair value and are classified as Level 1.

Times sales and loans – As there is no liquid secondary market for the loans in GECAS’ portfolio, the fair value is estimated based on discounted cash flow analyses which use Level 3 inputs at both December 31, 2020 and 2019. In addition to the characteristics of the underlying contracts, key inputs to the analysis include interest rates, prepayment rates and credit spreads. For the loans, the market-based credit spread inputs are derived from instruments with comparable credit risk characteristics obtained from independent third-party vendors. As these Level 3 unobservable inputs are specific to individual loans, management does not believe the sensitivity analysis of individual inputs is meaningful, but rather that sensitivity is more meaningfully assessed through the evaluation of aggregate carrying values of the loan. The fair value of loans as of December 31, 2020 was 90% of carrying value. The fair value of loans as of December 31, 2019 was 96% of carrying value.

Borrowings – The fair value of our borrowings is based on valuation methodologies using current market interest rate data that are comparable to market quotes adjusted for our non-performance risk or quoted market prices and recent transactions, if available.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	36

NOTE 16. REVENUE

The majority of our revenue is outside the scope of Topic 606 and is comprised of operating lease income within Operating lease revenue, net in the Combined Statements of Earnings. See Note 2 – Summary of Significant Accounting Policies. Revenue within the scope of Topic 606 is comprised of sales of component parts and service fee income within Other revenue in the Combined Statements of Earnings for all periods presented.

OPERATING LEASE REVENUE

Operating lease revenue is outside the scope of Topic 606. As of December 31, 2020, the Company had contracted to receive the following minimum cash lease rentals under non-cancellable operating leases. Excluded from this table are variable rentals calculated on asset usage levels, re-leasing rentals and expected sales proceeds from remarketing equipment at lease expiration, all of which are components of operating lease profitability.

For the years ended December 31 (In thousands)	Minimum lease rentals due
2021	$2,770,793
2022	2,398,576
2023	2,024,560
2024	1,930,021
2025	1,622,577
Thereafter	5,298,917

Total minimum lease rentals	$16,045,445

REVENUE RELATED TO CONTRACTS WITH CUSTOMERS

Performance obligation identification and allocation of transaction price

Under servicing agreements related to third-party assets, GECAS agrees to provide day-to-day management of the assets including performing services such as lease management, leasing, re-leasing and sales. GECAS is paid a monthly fee as well as a disposition fee. The monthly fee is generally based on a percentage of rents and the disposition fee is typically a percentage of gross sale proceeds.

As it relates to the sale of component parts, GECAS agrees to sell used parts related to aircraft or engines. Under consignment arrangements, GECAS performs tear down of aircraft and engines, refurbishment and certification of used parts and management and sales of parts. With respect to the sale of used parts, the transaction price is the agreed sale price. Refurbishment and certification of the used parts is performed by third parties.

Determination of when revenue should be recognized

Servicing agreements related to third-party assets are satisfied over time. GECAS recognizes the monthly fee in revenue when billed as it relates to day-to-day management of the leases. The disposition fee is recognized in earnings when billed and after the sale process of the underlying aircraft is complete.

Performance obligations related to sales of component parts are satisfied at a point in time. GECAS recognizes revenue when the sale of the parts is complete and control of the parts sold is transferred to the buyer, which is also when legal title and risks and rewards of ownership transfer.

NOTE 17. INCOME TAXES

GECAS has historically been included in GE’s consolidated income tax return filings. Income taxes are computed and reported herein under the separate return method. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if GECAS were a separate taxpayer and a standalone enterprise. The operations have been combined as if the Business was filing on a consolidated basis for U.S. Federal, U.S. state and non-U.S. income tax purposes, where allowable by law. The Business is subject to regulation under a wide variety of U.S. federal, U.S. state and non-U.S. tax laws, regulations and policies. Changes to these laws or regulations may affect our tax liability, return on investments and business operations.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	37

COMBINED EARNINGS BEFORE INCOME TAXES

For the years ended December 31 (In thousands)	2020	2019	2018
U.S.	$87,727	$331,119	$501,807
Non-U.S.	(232,895)	703,203	854,325

Total earnings (including share of earnings from associated companies)	$(145,168)	$1,034,322	$1,356,132

COMBINED EXPENSE (BENEFIT) PROVISION FOR INCOME TAXES

For the years ended December 31 (In thousands)	2020	2019	2018
Current
U.S. federal	$168,617	$254,006	$320,937
U.S. state and local	25,356	39,997	16,093
Non-U.S.	(30,355)	35,315	65,606

Deferred
U.S. federal	(135,223)	(244,217)	(246,550)
U.S. state and local	14,109	14,069	(14,846)
Non-U.S.	18,043	49,247	34,962

Total provision for income taxes	$60,548	$148,416	$176,202

RECONCILIATION OF U.S. FEDERAL STATUTORY INCOME TAX RATE TO ACTUAL INCOME TAX RATE

For the years ended December 31 (In thousands)	2020	2019	2018
Income before taxes	$(145,168)	$1,034,322	$1,356,132
Tax expected at U.S. statutory rate	$(30,485)	$217,208	$284,788
Foreign operations and foreign tax credits	35,636	(52,878)	(74,666)
Goodwill impairment	28,823	—	—
State taxes	31,178	42,698	985
U.S. tax reform	—	—	14,675
FDII benefit	(2,704)	(23,925)	(13,634)
Prior year tax adjustments	11,451	(10,304)	(12,795)
Equity earnings	(11,333)	(22,129)	(18,061)
Other	(2,018)	(2,253)	(5,090)

Total provision for income taxes	$60,548	$148,416	$176,202

Actual income tax rate	(42%)	14%	13%

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	38

UNRECOGNIZED TAX POSITIONS

The Business is under continuous examination by the Internal Revenue Service (IRS), various U.S. state taxing authorities, and non-U.S. taxing authorities as part of the audit of GE’s tax returns. In December 2020, the IRS completed the audit of the consolidated U.S. income tax returns for 2014-2015. There was no material impact to the financial statements. In June 2019, the IRS completed the audit of the consolidated U.S. income tax returns for 2012-2013. There was no material impact to the financial statements. We believe that there are no jurisdictions in which the outcome of unresolved issues or claims is likely to be material to the results of operations, financial position or cash flows. We further believe that we have made adequate provisions for all income tax uncertainties.

While the Business currently has significant activity within Ireland, we are currently unaware of any potential audits, but believe that there are no outcomes of unresolved issues or claims that are likely to be material to the results of operations, financial position, or cash flows.

The balance of unrecognized tax benefits, the amount of related interest and penalties we have provided and what we believe to be the range of reasonably possible changes in the next twelve months were as follows:

UNRECOGNIZED TAX BENEFITS

For the years ended December 31 (In thousands)	2020	2019
Liability
Unrecognized tax benefits	$(3,075)	$(3,075)
Accrued interest on unrecognized tax benefits	—	—
Accrued penalties on unrecognized tax benefits	—	—
Reasonably possible reduction to the balance of unrecognized tax benefits in succeeding 12 months	—	—

Portion that, if recognized, would reduce tax expense and effective tax rate	$(3,075)	$(3,075)

UNRECOGNIZED TAX BENEFITS RECONCILIATION

Years (In thousands)	2020	2019
Balance at January 1	$(3,075)	$(3,875)
Additions for tax positions of the current year	—	—
Additions for tax positions of prior years	—	—
Reductions for tax positions of the current year	—	—
Reductions for tax positions of prior years	—	800
Settlements with tax authorities	—	—
Expiration of the statute of limitations	—	—

Balance at December 31	$(3,075)	$(3,075)

At December 31, 2020 and 2019, we had $3,075 thousand and $3,075 thousand of unrecognized tax benefits. The amount of unrecognized tax benefits that would impact the effective tax rate would be $3,075 thousand and $3,075 thousand for 2020 and 2019, respectively. Additionally, no material amount of unrecognized tax benefits are expected to change in the next twelve months. We classify interest on tax deficiencies as interest expense; we classify income tax penalties as a provision for income taxes.

DEFERRED INCOME TAXES

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and tax credit carryforwards, and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. GECAS did not operate as a standalone entity in the past and, accordingly, tax losses, receivables and other deferred tax assets included in the combined carve-out financial statements on a separate return basis may not be available upon separation of the Business from GE.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	39

We regularly evaluate the recoverability of our deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax assets to an amount that is more likely than not to be realized (a likelihood of more than 50 percent). Significant judgment is required to determine whether a valuation allowance is necessary and the amount of such valuation allowance. In assessing the recoverability of our deferred tax assets at December 31, 2020 and 2019, we considered all available evidence, including the nature of financial statement losses and reversing taxable temporary differences and future operating profits.

Aggregated deferred income tax amounts are summarized below.

As of December 31 (In thousands)	2020	2019
Assets	$227,246	$255,785
Liabilities	(2,575,749)	(2,701,969)

Net deferred income tax asset (liability)	$(2,348,503)	$(2,446,184)

COMPONENTS OF THE NET DEFERRED INCOME TAX ASSET (LIABILITY)

As of December 31 (In thousands)	2020	2019
Deferred tax assets
Operating loss carryforwards – Non-U.S.	$225,977	$249,057
Other	1,411	6,840

Total deferred income tax asset	$227,388	$255,897

Less: valuation allowances	(142)	(112)

Total deferred income tax asset after valuation allowance	$227,246	$255,785

Deferred tax liabilities
Financing leases	$(387,669)	$(493,426)
Operating leases	(2,168,227)	(2,190,403)
Other	(19,853)	(18,140)

Total deferred income tax liability	$(2,575,749)	$(2,701,969)

Net deferred income tax liability	$(2,348,503)	$(2,446,184)

NET OPERATING LOSSES

At December 31, 2020 and 2019, the Business had net operating loss carryforwards of approximately $1,807,452 thousand and $1,991,975 thousand, respectively. The net operating loss carryforwards resulted in a deferred tax asset of $225,977 thousand and $249,057 thousand at December 31, 2020 and 2019, respectively. The majority of the net operating losses are located in Ireland where losses can be carried forward indefinitely.

UNDISTRIBUTED EARNINGS

Substantially all of our undistributed earnings of our foreign subsidiaries are indefinitely reinvested. Due to the enactment of U.S. tax reform, repatriations of foreign earnings will generally be free of U.S. federal tax but may incur other taxes such as withholding or state taxes. Indefinite reinvestment is determined by management’s intentions concerning the future operations of the Company. Although certain foreign subsidiaries earnings are subject to U.S. taxation under the Tax Act, which also repeals US taxation on subsequent repatriations, we continue to invest substantially all of our foreign subsidiary earnings, as well as our capital in our foreign subsidiaries, indefinitely outside of the U.S. in those jurisdictions. Most of these earnings have been reinvested in active non-U.S. business operations, and we do not intend to repatriate these earnings to fund U.S. operations. It is not practicable to estimate the amount of U.S. state and foreign taxes that might be payable on the possible remittance of earnings that are intended to be reinvested indefinitely. As of December 31, 2020 the cumulative amount of indefinitely reinvested foreign earnings was approximately $9,731,896 thousand.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	40

TAX REFORM

On December 22, 2017, the U.S. enacted H.R.1, or the Tax Act that lowered the statutory tax rate on U.S. earnings to 21%, taxed historic foreign earnings at a reduced rate of tax, established a territorial tax system and enacted new taxes associated with global operations. In 2018, we completed our determination of the accounting implications of the Tax Act. As part of the Tax Act, the U.S. has enacted GILTI, created a base erosion anti-abuse tax (“BEAT”) and established a deduction for foreign-derived intangible income (“FDII”).

The impact of the Tax Act was recorded in 2017 with refinements in 2018 as the legislation provided for additional guidance to be issued by the U.S. Department of the Treasury on several provisions including the computation of the transition tax. The Tax Act requires complex computations to be performed that were not previously required by U.S. tax law, significant judgments to be made in interpretation of the provisions of the Tax Act, significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies will continue to interpret or issue guidance on how provisions of the Tax Act will be applied or otherwise administered. As future guidance is issued, we may make adjustments to amounts that we have previously recorded that may materially impact our provision for income taxes in the period in which the adjustments are made.

With the enactment of U.S. tax reform, we recorded, for the year ended December 31, 2018, tax expense of $122,120 thousand to reflect our provisional estimate of both the transition tax $(1,005,808) thousand and the revaluation of deferred taxes $883,688 thousand. For the year ended December 31, 2019, we finalized our provisional estimate of the enactment of U.S. tax reform and recorded an additional tax expense of $14,675 thousand related to the revaluation of deferred taxes resulting from the filing of the 2018 tax return.

During 2020, 2019, and 2018 we assessed the tax impact of GILTI, BEAT and FDII. We have recorded benefits of $2,704 thousand, $23,925 thousand, and $13,634 thousand for 2020, 2019, and 2018 respectively, relating to the FDII deduction. An additional $21,005 thousand and $10,542 thousand related to the 2019 and 2018 FDII deduction as part of filing the 2019 and 2018 tax return were recorded in 2020 and 2019, respectively. We do not believe the GILTI and BEAT provisions will have a significant impact on our tax provision.

NOTE 18. PENSION AND POSTRETIREMENT BENEFIT PLANS

Certain employees are covered under GE’s retirement plans (e.g. pension, retiree health and life insurance). The Business is allocated relevant participation costs for these GE retirement benefit plans by GE. As such, we have not recorded any liability associated with our participation in these plans in our Combined Statements of Financial Position as of December 31, 2020 and 2019.

Expenses associated with our employees’ participation in the US GE pension retirement plans were $2,084 thousand, $2,868 thousand, and $4,102 thousand for the years ended December 31, 2020, 2019 and 2018, respectively. The service-related cost of this expense was $2,084 thousand, $2,868 thousand, and $3,722 thousand, respectively, for the years ended December 31, 2020, 2019 and 2018, and was recorded in Selling, general and administrative expense in the Combined Statements of Earnings. The non-service related cost of this expense was $0, $0, and $380 thousand, for the years ended December 31, 2020, 2019 and 2018, respectively, and was recorded in Other expense in the Combined Statements of Earnings.

In addition to the GE employee benefit plans, certain of our employees are covered by a defined benefit plan sponsored by GECAS. The Business uses a December 31 measurement date for this plan. The Business also operates defined contribution pension plans for the employees who do not fall under the defined benefit plan. All defined contribution plans, individually and on an aggregate basis, do not have a material impact on our Combined Statements of Financial Position or Combined Statements of Earnings. We recognize an expense for contributions to the defined contribution plans in Selling, general and administrative expense in the Combined Statements of Earnings in the period the contributions are made.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	41

PENSION PLAN PARTICIPANTS

The GECAS defined benefit plan provides benefits to employees based on formulas recognizing length of service and earnings. The following table presents the total pension plan participants:

As of December 31, 2020
Active employees	108
Vested former employees	80
Retirees and beneficiaries	34

Total plan participants	222

COST OF PENSION PLANS

For the years ended December 31 (In thousands)	2020	2019	2018
Service cost for benefits earned	$8,427	$7,413	$8,109
Prior service credit amortization	206	196	208
Expected return on plan assets	(4,257)	(3,992)	(5,200)
Interest cost on benefit obligations	1,961	2,924	3,464
Net actuarial loss amortization	2,792	2,503	4,663
Settlement cost	34	12,471	—
Curtailment loss	1,643	25	—

Pension plans cost	$10,806	$21,540	$11,244

The components of net periodic benefit costs other than the service cost component are included within Other expense in the Combined Statements of Earnings.

ASSUMPTIONS USED IN PENSION CALCULATIONS

Accounting requirements necessitate the use of assumptions to measure pension obligations and pension costs. The actual amount of future benefit payments will depend upon when participants retire, the amount of their benefit at retirement and how long they live. To reflect the obligation in today’s dollars, the Business discounts the future payments using a rate that matches the time frame over which the payments will be made. The Business also assumes a long-term rate of return that will be earned on investments used to fund these payments.

The actuarial assumptions as of December 31 used to measure the year-end benefit obligations and pension cost are described in the following tables:

Assumptions used to measure pension benefit obligations

Weighted average	2020	2019
Discount rate	0.75%	1.00%
Compensation increases	3.25%	3.25%

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	42

Assumptions used to measure pension costs

Weighted average	2020	2019	2018
Discount rate	0.75%	1.00%	1.75%
Compensation increases	3.25%	3.25%	3.50%
Expected return on plan assets	4.00%	3.60%	3.90%

The Business evaluates the above assumptions annually. The Business evaluates other assumptions periodically, such as retirement age, mortality and turnover, and updates them as necessary to reflect our actual experience and expectations for the future.

Discount rate—The Business determines the discount rate using the weighted average yields on high-quality fixed-income securities that have maturities consistent with the timing of expected benefit payments. Lower discount rates increase the benefit obligation and pension expense in the following year; higher discount rates reduce the benefit obligation and subsequent-year pension expense.

Compensation assumption—This is used to estimate the annual rate at which the compensation of plan participants will grow. If the rate of growth assumed increases, pension obligations will increase, as will the amount recorded in equity and amortized to earnings in subsequent periods.

Expected return on plan assets – This is the estimated long-term rate of return that will be earned on the investments used to fund the pension obligations. To determine this rate, the Business considers the current and target composition of plan investments, our historical returns earned and our expectations about the future.

FUNDED STATUS

As of December 31 (In thousands)	2020	2019
Projected benefit obligations	$(225,988)	$(216,518)
Fair value of plan assets	137,942	125,151

Defined benefit obligation(1)	$(88,045)	$(91,367)

(1)

Amounts exclude an immaterial defined benefit plan that has a funded status in a net asset position, and therefore do not agree to the Defined benefit obligation disclosure in Note 13 – Other Liabilities.

BENEFIT OBLIGATIONS

Benefit obligations are described in the following tables. Accumulated and projected benefit obligations (“ABO” and “PBO”, respectively) represent the obligations of a pension plan for past service as of the measurement date. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. The ABO for our pension plan was $197,053 thousand and $187,582 thousand at December 31, 2020 and 2019, respectively. PBO is ABO increased to reflect expected growth in future compensation. As the funded status of the pension plan is in a net liability position for both years presented, the balance is recorded within Other liabilities in the Combined Statements of Financial Position. See Note 13 – Other Liabilities.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	43

Projected benefit obligation

As of December 31 (In thousands)	2020	2019
Balance at January 1	$216,518	$222,748
Service cost for benefits earned	8,427	7,413
Interest cost on benefit obligations	1,961	2,924
Actuarial gain	8,287	26,036
Benefits paid	(6,335)	(39,573)
Curtailment	(2,786)	(3,030)
Adjustment	(84)	—

Balance as of December 31	$225,988	$216,518

COMPOSITION OF OUR PLAN ASSETS

Plan fiduciaries of our pension plan set investment policies and strategies for the assets held in trust and oversee its investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies and setting long-term strategic targets. Long-term strategic investment objectives take into consideration a number of factors, including the funded status of the plan, a balance between risk and return and the plan’s liquidity needs. Target allocation percentages are established at an asset class level by plan fiduciaries. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

The fair value of the pension plan’s investments is presented below, by class.

As of December 31 (In thousands)	2020	2019
Equity securities	$85,943	$82,594
Debt securities	46,173	40,133
Cash/other	5,826	2,424

Total plan assets	$137,942	$125,151

FAIR VALUE OF PLAN ASSETS

As of December 31 (In thousands)	2020	2019
Balance at January 1	$125,151	$134,998
Actual return on plan assets	12,875	20,538
Employer contributions	6,780	11,591
Benefits paid	(6,864)	(41,976)

Balance as of December 31	$137,942	$125,151

Investments in collective funds held within our pension plans are generally valued using the net asset value (“NAV”) per share as a practical expedient for fair value provided certain criteria are met. The NAVs are determined based on the fair values of the underlying investments in the funds. Investments that are measured at fair value using the NAV practical expedient are not required to be classified in the fair value hierarchy. As of December 31, 2020 and 2019, substantially all of the plan assets met the criteria to be presented at NAV, with the remaining amounts being cash.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	44

ASSET ALLOCATION

	2020		2019
	Target allocation	Actual allocation	Target allocation	Actual allocation
Equity securities	15.00%	62.30%	15.00%	66.00%
Debt securities	35.00%	33.50%	35.00%	32.00%

Cash/other	50.00%	4.22%	50.00%	2.00%

AMOUNTS INCLUDED IN TOTAL EQUITY (UNAMORTIZED)

Amounts included in total equity that will be amortized in future reporting periods follow. The Business amortizes gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, over a period no longer than the average future service of employees.

As of December 31 (In thousands)	2020	2019
Prior service cost	$2,645	$2,750
Net actuarial loss	63,634	68,845

Total amount included in total equity	$66,279	$71,595

FUNDING POLICY

The funding policy for the GECAS defined benefit plan is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts as we may determine to be appropriate. We expect to contribute approximately $6,685 thousand to our pension plans in 2021. In 2020, the comparative amount was $6,048 thousand.

(In thousands)	2021	2022	2023	2024	2025 - 2029
Estimated future benefit payments	$1,497	$1,541	$1,690	$1,781	$15,291

NOTE 19. STOCK-BASED COMPENSATION

GE grants stock options and restricted stock units to its employees, including those of GECAS. Grants made must be approved by the Management Development and Compensation Committee of GE’s Board of Directors, which is composed entirely of independent directors. The following table shows compensation expense for both stock options and restricted stock units awarded to GECAS employees:

For the years ended December 31 (In thousands)	2020	2019	2018
Compensation expense of:
Stock options	$2,108	$1,969	$1,955
Restricted stock	3,193	2,285	1,762

Total stock-based compensation expense	$5,301	$4,254	$3,717

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	45

NOTE 20. COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into purchase commitments for goods and services.

The Business has placed multiple-year orders for various Boeing, Airbus and other aircraft and engine manufacturers with list prices approximating $26,760,471 thousand, excluding pre-delivery payments made in advance (including 318 new aircraft and engines with delivery dates of 25% in 2021, 14% in 2022 and 61% in 2023 through 2027) and secondary orders with airlines for used aircraft of approximately $1,984,555 thousand (including    43 used aircraft with delivery dates of 72% in 2021, 21% in 2022 and 7% in 2023) at December 31, 2020. When we purchase aircraft, it is at a contractual price, which is usually less than the aircraft manufacturer’s list price and excludes any pre-delivery payments made in advance. Pre-delivery payments are staged partial payments of the aircraft contractual price made by us to the manufacturer pursuant to an aircraft purchase agreement, usually 18-24 months in advance of the delivery of the aircraft. As of December 31, 2020, and 2019, we have made $2,871 thousand and $2,934 thousand of pre-delivery payments to aircraft manufacturers, respectively.

We had commitments to acquire a total of 318 new aircraft and engines for delivery as follows as of December 31, 2020:

As of December 31 (In thousands)	2021	2022	2023	2024	2025 and after
Aircraft and engine commitments(a)	$ 3,894,595	$ 3,002,510	$ 3,745,813	$ 8,327,439	$ 8,478,488

No. of Aircraft and engines	80	44	50	75	69

(a)

As of December 31, 2020, we had commitments to purchase 318 aircraft and 43 purchase and leaseback transactions. The timing of our purchase obligations is based on current estimates. Due to the current COVID-19 pandemic, we expect that the delivery of many of our aircraft on order will be delayed to future periods. We have incorporated expected delivery delays into the table above. In addition, we have the right to reschedule the delivery dates of certain of our aircraft to future dates.

We had commitments of 43 secondary orders for delivery through 2023 as follows as of December 31, 2020:

As of December 31 (In thousands)	2021	2022	2023
Secondary order commitments	$1,544,255	$332,600	$107,700

No. of Aircraft	31	9	3

Additionally, the Company has unfunded loan commitments that represent contractual obligations for future funding. As of December 31, 2020, we had commitments related to Time sales and loans as follows:

(In thousands)	2021	2022	2023	2024	2025 and after
Time sales and loans commitments	$36,903	$—	$—	$—	$—

During 2020, GECAS agreed with Boeing to restructure its 737 MAX orderbook including previously canceled positions.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	46

CONTINGENCIES

The Company is involved, and from time to time in the future may be involved, in a number of pending and threatened judicial, regulatory and arbitration proceedings relating to matters that arise in connection with the conduct of its business (collectively “Litigation”).

In accordance with applicable accounting guidance, the Company establishes reserves for Litigation when those matters present loss contingencies as to which it is both probable that a loss will occur and the amount of such loss can be reasonably estimated.

Based on currently available information, the Company believes that the results of Litigation that are currently pending, taken together, do not have a material adverse effect on the Company’s financial condition, and are not material to the Company’s operating results or cash flows for any particular period.

NOTE 21. GEOGRAPHIC INFORMATION

REVENUE

The following table presents the geographic concentration of Operating lease revenues, net in the Combined Statements of Earnings based on lessees’ principal place of business for the respective periods:

For the years ended December 31 (In thousands)	2020	%	2019	%	2018	%
By Region:
Asia (excluding Greater China)	$446,224	14%	$584,110	16%	$594,318	16%
Central & Latin America	351,899	11%	394,682	11%	406,970	11%
Canada	146,175	4%	123,377	3%	130,493	3%
Europe	772,005	24%	794,042	22%	812,941	22%
Greater China	372,127	11%	478,242	13%	445,324	12%
Middle East, Africa & Commonwealth of Independent States	700,232	22%	722,245	20%	805,988	21%
U.S.	463,107	14%	526,512	15%	580,022	15%

Total operating lease revenue, net	$3,251,769		$3,623,210		$3,776,056

For the years ended December 31, 2020, 2019 and 2018, the U.S was the only individual country that represented at least 10% of our operating lease revenue based on each lessee’s principal place of business.

Substantially all of our finance lease revenue relates to lessees in the U.S.

Our single largest customer exposure by combined revenue is 5% for all periods presented.

ASSETS

Equipment leased to others, net in the Combined Statements of Financial Position associated with operations in the United States, based on lessees’ principal place of business, was $5,892,512 thousand and $4,125,398 thousand December 31, 2020 and 2019, respectively. All other Equipment leased to others, net is associated with operations outside the United States, based on lessees’ principal place of business.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	47

NOTE 22. SEGMENT INFORMATION

BASIS OF PRESENTATION

Our reportable segments are organized based on the nature of markets and customers. The following are the three reportable segments, which reflect the way performance is assessed and resources are allocated. We previously had a fourth segment, Lending, which was substantially disposed of in December 2019 and has been reclassified to discontinued operations (in all years presented). Approximately $332 million of loans within the former Lending segment have been identified as core to the Business and therefore retained and realigned to the Aircraft segment. These loans are retrospectively recast within this footnote. See Note 3 – Discontinued Operations.

Business Segment	Description
Aircraft	Leasing of commercial fixed-wing aircraft and sale of used aircraft parts
Engines	Leasing of commercial aircraft engines
Helicopters	Leasing of helicopters

Certain information concerning our segments for the years ended December 31, 2020, 2019 and 2018 is presented in the following tables. Consistent accounting policies have been applied by all segments within the Business, across all reporting periods. See Note 2 – Summary of Significant Accounting Policies.

SEGMENT REVENUES

Refer to the table below for total revenues by segment for the years ended December 31, 2020, 2019 and 2018:

For the years ended December 31 (In thousands)	2020	2019	2018
Aircraft	$3,094,066	$3,649,722	$3,832,403
Engines	355,198	390,038	393,924
Helicopters	401,216	413,590	384,274

Total revenues	$3,850,480	$4,453,351	$4,610,601

For the years ended December 31 (In thousands)	2020	2019	2018
Aircraft	$46,720	$5,702	$40,780
Engines	12,563	96,538	36,203
Eliminations	(59,282)	(102,240)	(76,983)

Total intersegment revenues	$—	$—	$—

OTHER SEGMENT INFORMATION

GECAS uses earnings before income taxes to manage the Business and allocate resources. Costs for GE Corporate Overhead functions are first attributed to the segments to the extent directly determinable before being subject to various allocation methodologies. Refer to the table below for earnings before income taxes for the years ended December 31, 2020, 2019 and 2018:

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	48

For the years ended December 31 (In thousands)	2020	2019	2018
Aircraft	$(212,884)	$669,965	$997,466
Engines	54,216	149,268	166,705
Helicopters	(24,911)	56,814	66,982

Earnings (loss) from continuing operations	$(183,579)	$876,047	$1,231,153

Earnings from discontinued operations	$55,458	$178,058	$97,199

Earnings (loss) before income taxes	$(128,121)	$1,054,105	$1,328,352

The Business does not identify total assets by segment for internal purposes as the Business’ chief operating decision maker does not assess performance, make strategic decisions, or allocate resources based on assets.

Refer to the table below for the Depreciation on equipment leased to others by segment for the years ended December 31, 2020, 2019 and 2018:

For the years ended December 31 (In thousands)	2020	2019	2018
Aircraft	$1,596,244	$1,630,345	$1,699,410
Engines	150,000	121,075	104,715
Helicopters	191,762	176,513	154,590

Total depreciation on equipment leased to others	$1,938,005	$1,927,932	$1,958,714

Refer to the table below for the Interest expense by segment for the years ended December 31, 2020, 2019 and 2018:

For the years ended December 31 (In thousands)	2020	2019	2018
Aircraft	$709,696	$755,777	$693,359
Engines	91,057	80,390	67,321
Helicopters	102,532	105,109	99,546

Total interest expense	$903,285	$941,276	$860,227

NOTE 23. SUBSEQUENT EVENTS

On March 9, 2021, GE announced an agreement to combine GECAS with AerCap Holdings N.V. (AerCap), for which GE expects to receive $23.9 billion in cash, subject to contractual closing adjustments, 111.5 million shares of AerCap common stock (approximately 46% ownership interest) and $1 billion in AerCap notes and/or cash upon closing.

GECAS COMBINED CARVE-OUT FINANCIAL STATEMENTS	49